UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549


                                   FORM 10-SB/A
                                AMENDMENT NUMBER 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       PINNACLE BUSINESS MANAGEMENT, INC.
                 (Name of small business issuer in its charter)



               NEVADA                                    91-1871963
  (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NUMBER)



                      2963 Gulf to Bay Boulevard, Suite 265
                            Clearwater, Florida 33759
                                 (727) 669-7781
          (Address and telephone number of principal executive offices)



        Securities to be registered pursuant to Section 12(g) of the Act
                       300,000,000 shares of common stock
                      50,000,000 shares of preferred stock


                                   Copies to:
                                  Lee Walthall
                        Schroeder Walthall Neville L.L.P.
                           1100 Louisiana, Suite 4850
                           Houston, Texas  77002-5222
                                 (713) 654-9100

ITEM  1.     DESCRIPTION  OF  BUSINESS

     Pinnacle Business Management, Inc., a Nevada corporation chartered on May 7, 1997, is an integrated consumer finance and E-commerce technology developer. Pinnacle is a holding company of two subsidiaries that are engaged in consumer lending and deferred deposit services.

     Originally, Pinnacle was a wholly owned subsidiary of 300365 BC, Ltd. d/b/a Peakers Resources Company (the "Predecessor"). The Predecessor was incorporated on November 13, 1985 in the Province of British Columbia, Canada. The Predecessor was organized to conduct mining operations, but remained inactive due to the severe economic depression in the 1980's and lack of working capital.

     On May 7, 1997, the Predecessor incorporated Pinnacle Business Management, Inc. (the "Company"), as a wholly owned subsidiary in the State of Nevada.

     On May 15, 1997, the shareholders of the Predecessor exchanged all the shares of the outstanding stock of the Predecessor for the stock of the Company on a share-for-share basis. The Predecessor became inactive and its business was wound up. The majority of the Company's shares are now owned by United States residents.

     On October 27, 1997, the Company formed JTBH Corporation, a wholly owned subsidiary without assets, and acquired Fast Title Loans, Inc.("Fast Title"), a Florida corporation chartered in April 1996, on a share for share basis. The cost to the Company was $122,500. The shares of Fast Title were converted into common stock $.001 per share of the Company and Fast Title became the wholly owned subsidiary of the Company.

     Fast Title is a consumer lender company that operates short term cash loans, using the free and clear title of a borrower's automobile as a collateral. The loan allows the consumer to retain possession and use of their motor vehicle.

     On December 29, 1997, the Company incorporated Summit Property, Inc. in the State of Nevada, as a wholly owned subsidiary. Summit Property is inactive.

     On February 9, 1998, the Company incorporated Fast PayCheck Advance, Inc. in the State of Florida, also as a wholly owned subsidiary. Fast PayCheck provides short term paycheck advances to consumer.

     On March 3, 2000, the Company acquired MAS Acquisition XIX, Inc., an Indiana inactive reporting shell company chartered on January 6, 1999. The Company acquired MAS with the intent to succeed to the reporting requirements of MAS under Rule 12(g)-3 of the Securities Act of 1933, as amended.

     At that time, the Company was trading on the OTC BB and had been assigned the modifier "e". On March 1, 2000, in order to comply with the newly enacted reporting requirements, the Company filed its first Form 10SB. However, the thirty day period for the "e" designation ran until March 9, 2000, while the registration under Form 10-SB would not become effective until several weeks later. The Company's primary concern was to protect the shareholders' value by protecting its trading status. As a result, the Company decided to acquire an inactive, reporting shell company. On March 3, 2000, Pinnacle closed on a stock acquisition of MAS Acquisition XIX, Inc., thereby succeeding to the reporting requirements of MAS under Rule 12(g)-3, and withdrew its Form 10-SB.

     The Company acquired 96.8% of the issued and outstanding stock of MAS Acquisition XIX, Inc. via a stock Exchange Agreement with MRC Legal Services Corporation ("MRC"). Pursuant to the Exchange Agreement, 1,500,000 shares of common stock of the Company were exchanged for 8,250,000 shares of MAS, and MAS became the wholly owned subsidiary of the Company.

     MRC had acquired the 96.8% of the issued and outstanding shares of MAS via a Stock Acquisition and Stock Purchase Agreement between MRC, the acquiring shareholder, MAS Capital, Inc., the controlling shareholder of MAS, and MAS on March 3, 2000. Subsequent to the acquisition of 96.8% of MAS stock by MRC on March 3, 2000, MRC transferred funds ($1000) to MAS Capital, Inc., for distribution to the minority shareholders of MAS. The remaining outstanding shares were cashed out and retired. As a result, the Company now holds all issued and outstanding stock of MAS, or 100% of MAS.

     However, the Company was unable to determine whether the Company acquired only 96.8% of MAS issued and outstanding shares or all of its shares until several months after the Company's acquisition of MAS. It was determined that the Company should enter the disclosure system separately under its own CIK code, and on July 27, 2000, filed its Form 10-SB, which is now being amended by this Form 10-SB/A.

     MAS Capital, Inc., the former controlling shareholder of MAS, has since confirmed that the remaining shares were cashed out and retired. As a result, the Company now holds 100% of issued and outstanding shares of MAS, and is eligible to succeed to the reporting requirements of MAS.

     However, because the Company has already filed the Form 10-SB registration, it now must respond to the Securities Exchange Commission's comments to its Form 10-SB and file this amended Form 10-SB/A.

     With respect to the Company's acquisition of MAS, prior to the acquisition MAS had 8,519,800 shares of common stock outstanding of which 8,250,000 were exchanged for 1,500,000 shares of common stock of the Company. The remaining shares were retired.

     The Company issued an additional 1,525,000 shares to the consultants of MRC Legal Services Corporation for consulting services related to the negotiations and completion of a stock exchange between the Company and the majority shareholder of MAS.

     On March 6, 2000, the company filed a Form 8-K, under the CIK codes for MAS, to disclose the acquisition of MAS. An amended Form 8-K, which included audited financial statements of the Company, was filed on May 3, 2000.

     The shares issued to the consultants of MRC were registered on March 16, 2000 in the Company's Form S-8.

     MAS continues to be an inactive registrant with no tangible assets. At present, the Company has no plans to sell MAS.



Business  of  the  Issuer
-------------------------

     Pinnacle is a company in transition. In the past, Fast Title, its consumer lending subsidiary, has generated all of its revenues. Fast Title lended money short-term, secured by the borrower's vehicle title. Certain local ordinances recently enacted create a hostile environment and has had a negative impact on the title loan business. As a result, the company has discontinued its efforts to expand the Fast Title business. It plans, instead, to concentrate on the Fast PayCheck business and its potential for growth.


     The negative impact on operations relates only to the state of Florida due to the fact that the current laws reduce the maximum annual percentage rate allowable on title loans to 18% (eighteen percent) annual percentage rate. This effectively puts the title loan business out of business in the state of Florida. The company has made plans to shift from the title loan business to the payday loan industry.

     New operations encompass two areas: (1) the expansions of revenues through the traditional pay day lending and (2) revenue from processing payday loans for competitors. The MBE expansion described below provides the opportunity for growth over the next three years. Management believes that significant revenue will start in the fourth quarter of 2000 and continue growth through 2001 and 2002. Management estimates the processing revenue at $10,000 income per store processed per year. The company currently processes loans originated by 40 stores in Florida and intends to expand to 80 additional locations by the year-end.

     If the company is unsuccessful in expanding through the MBE retail centers, however, new operations may not generate the revenues necessary to continue its business.

     The company is in negotiations to reduce the debt held by shareholders by converting debt into equity. Pinnacle has identified several financial institutions and is working to negotiate an agreement with at least one and to solidify as many relationships as possible to carry the company financially until the revenues increase.

     If management is unable to secure a financial relationship, it will severely limit the company's ability to move forward with its current business objectives. Currently, the cessation of business in Fast Title has reduced the income available to the company to pay its existing obligations as they become due. This creates doubt as to the company's ability to continue in business. While management believes they will be successful in achieving an appropriate banking relationship, there is no assurance that they will be successful in doing so.

     Fast PayCheck, incorporated February 9, 1998, offers payday deferred deposit services to individuals. The maximum amount of a deferred deposit is $500. On September 24, 1999, the company signed an agreement to offer Fast PayCheck services through Mail Boxes Etc. USA, Inc. stores ("MBE Agreement"). Management is very optimistic about the potential for growth in this business endeavor. Operations are expected to render a yield to the company, which should grow conservatively for several years into the future. Mail Boxes Etc. USA, Inc. ("MBE") has over 3000 locations in the United States. Locating in even a fraction of these stores could greatly expand the business of Fast PayCheck.

     Illustrated below is an estimate of the percentage of total revenue contributed to Pinnacle by Fast Title operations compared to Fast PayCheck operations:

1997          Fast  Title  =  100%          Fast  PayCheck  =  0%
1998          Fast  Title  =   99%          Fast  PayCheck  =  1%
1999          Fast  Title  =   95%          Fast  PayCheck  =  5%


     In July 2000, the company has spent approximately $100,000 on new Proprietary software to process its payday deferred deposit operations. This system also services the title loan business; it accepts and processes all information necessary for Pinnacle's bookkeeping system.

     These costs are incurred at the same time the cash flow from Fast Title is decreasing. Management believes that any negative impact on revenues will be temporary. The negative impact on revenues relates only to the State of Florida due to the fact that the current laws reduce the maximum annual percentage rate allowable on title loans to 18% (eighteen percent) annual percentage rate. Net income should increase as the new operations begin generating revenues.

Fast Title Loans, Inc.
---------------------

     Until recently, Fast Title loaned money on motor vehicle titles. Discussion of its business is included to provide information regarding the source of revenues historically. Business in Fast Title has ceased, however.

     Fast Title loaned money on motor vehicles. It marketed to individuals and businesses with poor or non-existent credit. It attempted to provide fast access to short-term cash loans. Borrowers pledged their vehicles as collateral. The company would not accept a vehicle as collateral unless there were no other outstanding liens on the vehicle. The company did not, however, require credit checks on the individual. The individual retained the use of his vehicle during the loan period unless he defaulted on the loan.

     Loan amounts were generally less than 40% of the blue book value of the collateral. The maximum interest rate was 22% per month, which was the maximum amount permitted by Florida law. The average net yield to the company was 12%.

     With the new minimum interest rate of 18%, the yield is too low to justify continuation of the business.

     The average loan term of a loan is four months, but the term may extend to a year. In Florida, the law provides that a creditor may keep any surplus realized from the possession and the sale of the vehicle. Fast Title, however, does not repossess vehicles on a regular basis. It is the policy of the company to repossess only if there is no activity on the account for 60 days, and only after efforts are made to secure repayment of the loan. In 1999, Fast Title netted approximately $1,200 from the sale of repossessed vehicles.

Fast  Title  Competition
------------------------

     Fast Title is no longer conducting business. As a result, the discussion of competition should be read for the benefit of historical information only.

     Fast Title's primary competitor has been Florida Title Loans, Inc.("Florida Title"). Florida Title has 300 locations in the Southeast and has a long operating history. Florida Title has a loan to value ratio of 33% of the wholesale value of the collateral. Fast Title has a loan to value ratio of up to 50% of the wholesale value of the collateral. Fast Title therefore competes with the larger distribution base by attracting a wider market.

     Fast Title's second major competitor has been Speedy Cash. Speedy Cash is located in the states of Florida, Georgia, Mississippi, South Carolina and North Carolina. Speedy Cash has approximately 200 locations, a longer operating history and a larger distribution base. Management believes, however, that it effectively competes with Speedy Cash. These companies advertise heavily. This publicity educates consumers about the title loan method of borrowing cash, and may, in fact, be favorable for Fast Title.

Fast PayCheck Advance, Inc.
--------------------------

     Fast PayCheck offers deferred deposit services to individuals with poor or non-existent credit or who need short-term financing. Fast PayCheck provides fast access to short-term cash. Customers complete an application. If accepted, the customer writes a post-dated personal check to Fast PayCheck. Fast PayCheck then issues the customer a debit card. A per transaction fee exists for consumers using the debit card. Pinnacle holds the personal check until the customer's payday, and then electronically debits the individual's bank account. The transaction is considered an exchange of a payment instrument for a payment instrument. As a result, Fast PayCheck is not considered a paycheck lender, but a money transmitter. No credit checks on the individual are required.

     As a money transmitter, Fast PayCheck's financial risk (the amount of uncollected debt) is much lower than that of a money lender. Fast PayCheck does not loan its own funds to the customer; it only advances funds that are due to the customer from a third party (i.e. the customer's employer). Because these transactions are relatively safe or "good credit risks", no credit checks on the individual are required. The maximum amount of a loan is $500. The average loan is $200. The maximum term of a loan is two weeks. Fast PayCheck charges the customer a fee of 10% of the check amount and a $5 transaction fee and receives an average return of 25% per month on these transactions.

     Pinnacle has a contract with Comdata Network, Inc. d/b/a Comdata Corporation ("Comdata"), a Maryland corporation. Comdata has developed, offers and operates a funds distribution service, which may be used by companies and employers to distribute wages, salaries or expense reimbursement funds to employees or persons entitled to such funds, by means of Comcheck eCash Card (MasterCard), provided the companies are approved for Comdata's service. Comdata provides the company with debit cards that have access to the CIRRUS ATM Network and the MAESTRO POS Debit Network. The debit cards are issued by First American National Bank, who is CIRRUS and MAESTRO member. (MAESTRO is the distribution arm of the MasterCard system.)

     The debit cards are used to advance funds to the customers. Instead of disbursing cash and requiring cash to be on hand in locations throughout the country, Pinnacle provides a debit card that is accepted at 1,000,000 plus locations. The debit card is placed on the MAESTRO system by Comdata.

     Comdata contract expires on November 11, 2000. Pinnacle has currently entered into a contract with Lynk Systems, Inc., by and through its CashLynk Master-Client Agreement signed on September 12, 2000. Both Lynk System, Inc. and Comdata provide debit cards to the company. Lynk System, Inc. provides the same services as Comdata, but it also provides additional services that customers can utilize with the debit card, such as ATM services, Fund Transfer Services, Long Distance Telephone Services that allow the cardholder to make local and long distance telephone calls through a designated telecommunications service provider, and POS Services that allow the cardholder to purchase goods and services at any retail or other establishment that displays the network logo that also appears on the back of the card. (ATMs are Automated Teller
Machines and POS are Point-of-Service locations. Please refer to the CashLynk Master Client Agreement attached to the company's Form 10-SB/A as Exhibit 10.5 for more detail.)

     The Lynk System debit cards also are switched through additional switches, such as Star, Plus, Mac, Pulse, Interlink, and NYCE.

     Pinnacle keeps a bank account by agreement with MasterCard. This account generally keeps a balance of up to $50,000. Purchases made by a customer's use of the debit card are deducted from Pinnacle's Master Card cash account. If Pinnacle does not keep sufficient cash in the account, Master Card will not honor debit card purchases.

     Management believes that the use of debit cards is comparatively fast, reliable, convenient, and secure. It has the added advantage that it greatly reduces the security costs associated with cash transactions by eliminating the need for each store to carry large amounts of cash.

     In any money transactions, security is an issue and concern. Fast PayCheck eliminated the security issue by contracting only with those cash fund distribution service centers that use debit cards instead of cash.

     The company also has a "Referral Agreement" with Comdata, attached to the company's Form 10-SB as Exhibit 10.2 . The agreement, signed by the company and Comdata's Payment Services Division on November 11, 1999, allows Pinnacle to refer prospective customers to Comdata. Pinnacle refers prospective customers to Comdata using card applications which have an identification number assigned to Pinnacle by Comdata. When the prospective customers sends in the filled application, the ID number in the application identifies to Comdata the source of referral for the purpose of determining if the company is entitled to referral fees. At present time, Pinnacle's income from the Comdata's Referral Agreement is insignificant. The company has just started remarketing their services. The agreement with Unistar, attached to the company's Form 10-SB/A as
Exhibit 10.6, is the company's first remarketing contract that is expected to materialize income from debit card processing. As we have disclosed in Form 10-SB, the company receives $5.00 per transaction fee generated by the consumer's use of the debit card.

     In third quarter 1999, on September 24, 1999, Fast PayCheck and Pinnacle signed a three year contract with MBE to offer Fast PayCheck services in MBE locations throughout the United States. MBE is a franchisor of retail outlets ("MBE Centers") which provide a variety of postal, business and communication services to businesses and the general public. Through this Agreement, Fast PayCheck may offer its services in any participating MBE Centers. The decision to open a Fast paycheck service in an existing MBE center is made by the Pinnacle's management. To participate, an individual franchisee must agree to offer Fast PayCheck services in their MBE Center. The MBE Agreement is exclusive for 18 months of the three-year term after commencement of business in each state. Each state is activated during the three year period. Consequently, Pinnacle could open a state in the 35th month of the contract and have an exclusive for an additional 18 months, of which 17 months are longer than the contract. The contract also carries an option to renew upon terms agreed to by MBE, Pinnacle and Fast PayCheck.

     Under the terms of the MBE Agreement, customers complete the application and provide it to MBE personnel. MBE Centers fax the documents to Pinnacle's call center and distribute a card to the borrower at the MBE location. MBE is paid $3.50 per transaction. Management intends the call center to receive the fax application from the MBE centers, qualify the application, enter the customers information into the computer, re-fax the approval or denial and activate the debit card for the customer.

     Currently, Fast PayCheck offers its services in Fast Title and Florida MBE Center locations. Pinnacle intends to expand into a multi-state operation in the year 2000 offering services in MBE Centers. At present, approximately 125 of the MBE Centers are participating. By the end of 2001, Management plans to expand into every MBE location in states with laws favorable to the provisions of Fast PayCheck services. Several states have usury laws, for example, that would prohibit Fast PayCheck practices. Management estimates that as many as 2800 MBE stores are located in favorable states. At this time, Pinnacle has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana.


     The management of the company has not engaged legal counsel to determine how many states currently have usury laws and the likelihood that other states will pass usury laws in the future. This determination is done at the time management considers expansion into a another state. To date, the management has determined that approximately 2800 stores are located in states that have favorable regulatory environment for Fast PayCheck's services. (The number of locations is an estimate made and provided to the company by MBE.) The company has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana. Processing each license takes approximately 6 - 8 months.

     Fast PayCheck holds a license from the State of Florida Department of Banking and Finance pursuant to Chapter 560 of Florida Statutes. Chapter 560 specifically controls the business of Money Transmitters and provides, in part, that no person may engage in or in any manner advertise the business of cashing payment instruments without first registering with the Florida Department of Banking and Finance.


Fast  PayCheck  Competition
---------------------------

     Fast PayCheck competes with paycheck lenders and check cashers. Its largest competitor is Ace Check Cashing ("Ace"). Ace has approximately 1,800 locations throughout the United States. However, Ace cashes checks. Fast PayCheck can offer a customer the use of funds before the paycheck is actually deposited. Therefore, Ace's competitive effect is minimal.

     Several companies offer payday advance loans. These companies are considered lenders and must comply with consumer lending laws to a greater extent than Fast PayCheck. These companies have received a great deal of negative press because they often refinance the loaned amount into a loan with a longer term, and require additional fees for refinancing the original loan. Many customers borrow against their future earnings, have their loans refinanced, and eventually find themselves having to borrow against their paycheck every pay period. Fast PayCheck will not refinance or "roll forward" any amounts. Fast PayCheck will not credit the debit card unless all prior amounts have been paid through the electronic debit. This is also the fundamental difference between traditional paycheck advance lenders and money transmitters, such as Fast PayCheck.

     Fast PayCheck's payday advance business has not operated for a full fiscal year. Presently, Management does not know whether Fast PayCheck's business will be seasonal in nature. Management anticipates a small increase in business during the Christmas season as individuals need cash to meet holiday expenses. Employees

     Pinnacle has four full time employees. Fast Title employs 11 people. Of the Fast Title employees, eight manage the stores and three are administrators in the corporate office.

     Fast PayCheck currently employs 15 people. Currently, ten employees operate the call center. Management is currently hiring more employees to man the call center. More people will be added as additional business is added from the MBE Agreement. At this time, it is not possible to estimate the amount of business the MBE Agreement will generate or the resulting number of employees needed by Fast PayCheck.

     Both Michael Bruce Hall and Jeff Turino have employment agreements with the company.

Regulations
-----------

     GENERAL. The company is, or expects to be, subject to regulation in several jurisdictions in which it operates, including jurisdictions that regulate check cashing fees, or require the registration of check cashing companies or money transmission agents. The company is also subject to regulation in jurisdictions where it offers title loans. In addition, Pinnacle is subject to federal and state regulation relating to the reporting and recording of certain currency transactions.


     STATE REGULATIONS. Florida law requires licensing and regulates check cashing fees. The ceiling on fees is in excess or equal to the fees charged by the company.

     As the company's operations expand, check cashing fee ceilings in additional jurisdictions could have an adverse effect on the company's business. Existing fee ceilings could restrict the ability of the company to expand its operations into certain states.

     The company must be licensed as a check casher in all jurisdictions in which it offers payday deferred deposit services and must comply with the regulations governing those services. In addition, in some jurisdictions, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements.

     FEDERAL REGULATIONS. The Money Laundering Suppression Act of 1994 added a section to the Bank Secrecy Act requiring the registration of businesses, like the company, that engage in check cashing, currency exchange, money transmission, or the issuance or redemption of money orders, traveler's checks, and similar instruments. The purpose of the registration is to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. The registration requirement was suspended pending the adoption of regulations implementing the statute, and in May 1997, the
Financial Crimes Enforcement Network of the Treasury Department ("FinCEN") proposed regulations for comment. In August 1999, FinCEN announced the adoption of final implementing regulations, effective September 20, 1999. The regulations require "money services businesses" to register with the Treasury Department by filing a form to be adopted by FinCEN by December 31, 2001, and to re-register at least every two years thereafter. The regulations also require that a money services business maintain a list of names and addresses of, and other information about, its agents and that the list be made available to any requesting law enforcement agency (through FinCEN). That agent list must first be maintained by January 1, 2002, and must be updated at least annually. Though FinCEN must adopt further regulations and procedures to more fully implement these requirements, based on the newly adopted regulations, management of the company does not believe that compliance with these requirements will have any material impact on the company's operations.

     In November 1999, the Federal Reserve Board proposed new regulations that would include "payday loans" as credit for purposes of the federal Truth in Lending Act. The company's lending activities may be subject to the new regulations, if the company's activities are included in the definition of payday lending. The proposed regulations require that payday lenders clearly disclose the interest rate of the loan, calculated on an annual basis, to consumers applying for credit. The company expects that the effect of the proposed regulations on the company will be minimal because Florida law already requires such disclosures, and the company complies. The regulations, if adopted, would become effective October 1, 2000. Compliance with the proposed regulations is optional until that date.

     To the extent that use of the debit card falls within the Electronic Funds Transfer Act, Federal Reserve Board Regulation E will apply to Fast PayCheck transactions. These govern electronic funds transfers ("EFT") between customer accounts. Primarily, the Act and regulation 1) require EFT merchants to provide customers with certain disclosures, 2 detail the circumstances under which an EFT merchant may issue a card, 3) limit a customer's liability for a lost or stolen card, and 4) require EFT merchants to follow certain dispute resolution procedures.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Management's discussion is based on an analysis of the audited year end financial statements for 1998 and 1999 and the unaudited interim financial statements for the six months ended June 30, 2000.


Past and Future Financial Condition
-----------------------------------

     Pinnacle is a company in transition. As discussed before, Pinnacle shifted its business operations dramatically in 1999. Before 1999, Pinnacle's major revenue producing subsidiary was Fast Title. Due to a hostile regulatory environment, Pinnacle discontinued its efforts to expand Fast Title and the company's focus shifted to Fast PayCheck.

     This transition period has caused a slight decrease in total assets, and unfortunately, a sharp increase in total liabilities. The increase in total liabilities is due to an increase in long-term debt. It has been necessary for the company to incur the long-term debt in order to effectuate the transition of business focus.


     The company's operating revenues have been significantly less than the total operating expenses for the same period. The company's operating revenues decreased from $633,478 in 1998 to $214,538 in 1999. For the three months ended March 31, 2000, the company had operating revenues of $62,681. For the six months ended June 30, 2000, the company had operating revenues of $69,683. The company's operating expenses increased from $1,122,036 in 1998 to $1,744,578 in 1999. For the three months ended March 31, 2000, the company had operating expenses of $540,712. For the six months ended June 30, 2000, the company had operating expenses of $990,750.

     Management nevertheless expects revenues to increase through the expansion of Fast PayCheck. Pursuant to a contract with MBE, Fast PayCheck offers services through participating MBE retail outlets. Any increase will be affected by the length of time it takes to complete the licensure process in each state, and the agreement of each of the franchisees to start servicing Fast PayCheck customers. The number of customers who participate at each location will also affect any increase.

     To meet the expenses of the company over the next twelve months, Management is pursuing a reduction of company debt. The company is negotiating with investors to either extend the existing obligations or convert the debt to equity. Management is also seeking an alliance partner or banking institution that could offer long-term debt to carry the expense of the company until revenues are increased.


     Pinnacle is licensed or holds a Certificate of Authority to conduct business in the following states: Listed under each state are MBE locations available for debit card processing.

Florida- Licenses.  There are 249  locations.

Louisiana- Certificate of Authority.  There are 17 locations.

Missouri-  Certificate of Authority.  There are 64 locations.

North Carolina- Certificate of Authority.  There are 100 locations.

Kentucky- Certificate of Authority.  There are 28 locations.

Utah- Certificate of Authority.  There are 20 locations.

Indiana- Certificate of Authority.  There are 54 locations.

Idaho- Certificate of Authority.  There are 21 locations.

California- Certificate of Authority.  There are 521 stores.


Pinnacle has pending applications for licenses in the following states:

Tennessee- Applications pending.  There are 51 locations.

Delaware- Applications pending.  There are 10 locations.

Illinois- Applications pending.  There are 122 locations.

South Dakota- Applications pending.  There are 3 locations.

New Mexico- Applications pending.  There are  27 locations.

Oregon-  Applications pending.  There are 46 locations.

New Hampshire- Applications pending.  There are 14 locations.

Washington- Applications pending.  There are 13 locations.

Arkansas- Applications pending.  There are 17 locations.

Nevada- Applications pending.  There are 52 locations.

Oklahoma- Applications pending.  There are 38 locations.

Minnesota- Applications pending.  There are 55 locations.

Kansas- Applications pending.  There are 24 locations.

Hawaii- Applications pending.  There are 9 locations.

Montana- Applications pending.  There are 20 locations.

Nebraska- Applications pending.  There are 8 locations.

Iowa- Applications pending.  There are 14 locations.

Wyoming- Applications pending.  There are 12 locations.

Ohio- Applications pending.  There are 121 locations.

Colorado- Applications pending.  There are 89 locations.

     The remaining states have not yet adopted laws permitting a payment instrument for payment instrument transmissions (laws regulating money transmitters.)

     Processing  each  application  takes  approximately  6-8  months.

     The average number of customers who participate at each location varies depending on the size of MBE and its geographic location. It is expected that MBEs located in larger cities may generate a greater number of customers than MBEs located in small towns and rural areas. However, it is difficult to estimate the number of customers at each location because the program is so new that reliable data is not yet available.

     Each MBE franchise that services Fast Pay Check customers is covered under the Master Agreement between Pinnacle and MBE.

Results  of  Operations
-----------------------

     TOTAL ASSETS. Total assets increased $210,462, or 11.5%, from 1998 to 1999. The company capitalized loan costs of $295,000 in 1999. Total assets of the company are $1,816,584 for 1999 and $1,606,122 for 1998. Total assets of the company are $1,977,409 for the three months ended March 31, 2000. Total assets of the company are $1,901,474 for the six months ended June 30, 2000.

     TOTAL LIABILITIES. Total liabilities increased $1,233,906, or 60%, from 1998 to 1999. Total liabilities of the company are $3,267,865 for 1999 and $2,033,959 for 1998. Total liabilities are $3,737,004 for the three months ended March 31, 2000. Total liabilities are $4,354,528 for the six months ended June 30, 2000. The increase between 1998 and 2000 is due to the increase of long-term debt necessary to effectuate the transition of business focus from Fast Title to FastPayCheck. Also, operating expenses continued to increase over the same time period.

     REVENUES. Operating revenues decreased $418,940, or 66%, from 1998 to 1999 due to the cessation of Fast Title business. The decrease in revenues was anticipated due to the new legislative climate in the State. Operating revenues are $214,538 for 1999 and $633,478 for 1998.


     Operating revenues are $62,681 for the three months ended March 31, 2000 and $69,683 for June 30, 2000. However, management expects revenues to sharply increase as additional MBE retail centers begin offering Fast PayCheck services. There is no assurances that management's expectations are correct or that the company will be successful in contracting MBE retail centers.


     OPERATING EXPENSES. Operating expenses increased $622,542, or 55%, from 1998 to 1999. Operating expenses are $1,744,578 for 1999 and $1,122,036 for
1998. Operating expenses for the company are approximately $540,712 for the three months ended March 31, 2000. Operating expenses for the company are approximately $990,750 for the six months ended June 30, 2000. The amount of expenses is reasonable considering the expansion and litigation expenses the company has borne. As a result, Management believes that the financial condition of the company will improve substantially by 2002. There is no assurance that management's beliefs are correct, however.


     The company has a $100,000 note payable with an investor that expired May 14, 1999. In addition, the company has a $538,276 note payable with a lender that expired February 28, 2000. This note is the subject of a lawsuit with First American Reliance, Inc.


     There is also a $514,055 note payable with an investor that expired on March 1, 2000. This debt is currently in the process of being converted into equity.

     The company has approximately $417,287 in debt that will mature between December 2000 and December 31, 2002.

     At this time, it is unlikely that the company will have adequate capital available to repay the debts as they mature. If the loans are called, the company's financial condition will be further negatively impacted.

     The company is defending various lawsuits, which, if lost, would negatively impact the company. Even if the outcome is positive, the cost to the company in legal fees and employees' time is substantial.

     Operating expenses increased 55% in 1999 due to several unusual events or transactions that materially affected the amount of reported income form continuing operations:

     First, the legislature in Florida made significant changes in the laws permitting personal loans to be secured by automobile title. This change in legislature materially effected the company's income and reduced the volume of title loans possible, effectively putting the company out of business. The company decided to diversify their operations and focus on Fast Paycheck Loan business instead.

     Second, in order to process Fast Paycheck's deferred deposit operations and title loan business effectively, in the company had usually high expenses connected with the installation of proprietary software and hired additional personnel for Fast paycheck's call center. These expenses were made in addition to the $100,000 paid for the software itself in July, 2000, which will be capitalized in the third quarter 2000.


     Third, in 1998, the company engaged a broker-dealer to underwrite a Rule 504 offering of the Company's stock. The principal of the broker-dealer died before remitting funds to the Company and without keeping accurate records as to the purchasers of the stock. The litigation that ensued is described in the Form 10 in detail. The legal expenses incurred by the Company are approximately $50,000 in 1999. This is in addition to the expenses of the company incurred sending officers to the location of the litigation and the expenses incurred from the absence of those officers during the litigation process.


     These events, particularly the change in legislative climate, are infrequent economic changes that significantly effected the company's revenues.

     The company at the end of December 31, 1999 discontinued to write loans in the title loan business because they knew the legislative climate was unfavorable. They wrote letters to customers and demanded payment. After a detailed analysis of customer loans showed that collection procedures would be necessary, the company made the allowance referred to above. The company made many loans that were not credit worthy because they could charge 22% interest per month on good payers so they took chances. The company reserved bad debt as a conservative approach because it appeared once customers knew the laws were changing, collections slowed immediately.

     The company has put the customer accounts that have been allowed for with two collection agencies for collection.

     NET LOSS. The company's net loss increased $1,913,580 from 1998 to 1999. Net loss was $2,495,952 for 1999 and $582,372 for 1998. The net loss was $580,564 for the three months ended March 31, 2000. The net loss was $1,174,026 for the six months ended June 30, 2000. The increase in net loss has been attributed to the increased operating expenses and total liabilities and decreased operating revenues.

     CAPITAL EXPENDITURES. The company is engaged in consumer finance and electronic technology development. As a result, capital expenditures are not substantial. The facilities are leased. Property and equipment gross costs are $156,831 for 1999 and $144,839 for 1998. Property and equipment gross costs are $166,005 for the three months ended March 31, 2000. Property and equipment gross costs are $169,731 for the six months ended June 30, 2000. Substantially all of the value of the company is not in physical assets but in the ongoing operations of the company. Should the company be liquidated, there are few assets to distribute to creditors or shareholders.

     Non-cancelable lease commitments run until 2002. The total amount due under the lease terms for 2000 is $60,372. Rent under operating leases amounts to $138,259 for 1999 and $110,923 for 1998. Rent under operating leases amounts to $38,482 for the three months ended March 31, 2000, and $72,258 for the six months ended June 30, 2000. The company is operating various locations on a month to month basis.

Liquidity
---------

     Maintaining sufficient liquidity is a material challenge to Management at the present time. The company has net customer loans receivable of $274,974 for 1999 and $743,877 for 1998. Customer loans receivable are $277,477 for the three months ended March 31, 2000, and 243,339 for the six months ended June 30, 2000.

     Further, the company owns a note receivable dated December 29, 1997 for $25,000 with 18% per annum interest. The principal balance and accrued interest is due and payable on the earlier of 1) a private placement being completed in whole or part including but not limited to, any escrow disbursements of any funds to the maker, or 2) March 27, 2000. No payments have been received as of the date of this filing. The company has made an allowance for doubtful receivable for the entire loan.

     The company also owns a demand loan receivable for $422,000 at December 31, 1999 which increases to $423,000 at June 30, 2000. This loan is non-interest bearing. The company is performing consulting services to the borrower in exchange for the demand loan. This loan is in the process of being converted into equity.


     In August 1999, the company secured a national contract with Comdata. This contract allowed the distribution of the Fast PayCheck debit card at the point of sale locations. As a result, the company negotiated with its competitors to allow them to use the debit card system. This may generate revenue on a broader basis and increase company value.


     A point of sale is the location where a transaction is completed. It may be either an MBE location or one of Pinnacle's own stores. The software system and the debit card system Pinnacle uses are unique in the industry. The company has obtained the necessary regulatory approvals to have the company's debit cards readily available at each point of sale location. This allows instant access to the cash requested by the customer on each debit card without having to stock cash at each location.

     Pinnacle's competitors do not have either the software system or the ability to offer a debit card to their customers. Existing competitors may have a larger, broader-based store base in more states than FastPaycheck, but lack the technical expertise to process, distribute, and collect debts in the same, more efficient manner. They also lack the infrastructure to process payment instruments for payment instruments.

     The company presently processes fewer transactions than it is capable of processing. As a result, it can generate additional fee income by offering its processing capabilities to competitors. Pinnacle would offer only its excess processing capabilities to competitors. At some point in the future, the company hopes to expand to utilize all of its processing capacity.

     Pinnacle is in the process of securing institutional credit lines to provide long term growth capital and a banking relationship to cover short-term cash needs. With the current availability of credit and the expected increase in revenues from processing "payment instruments for payment instruments transactions", the company will have sufficient liquidity over the short and long term. Should the company not be able to secure a banking relationship, it will not be able to meet its short term cash needs. This may affect its ability to continue in business.


ITEM  3.     DESCRIPTION  OF  PROPERTY


     The company leases certain office space and store front facilities. It has made no investments in real estate, real estate mortgages, or securities or interest in persons primarily engaged in real estate activities. There is no plan to do so in the future.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

     The following table presents each class of equity securities of beneficial owners holding 5% or more of Pinnacle and all directors and officers of Pinnacle as a group, as of June 30, 2000.

Title  of  Class
Name  and  Address  of  Beneficial Owner
Amount and Nature of Beneficial  Ownership
Percent  of  Class

Common  Stock




Michael  Bruce  Hall
2600  State  Street
Dallas,  TX  75204

39,502,000  shares  held  by  the  Michael  Bruce  Hall  Family  Partnership


25.16%

Common  Stock




Jeffrey  Turino
2963 Gulf to Bay Boulevard, Suite 265
Clearwater, Florida 33759

39,502,000  shares  held  by  the  Katherine  Burney Family Limited Partnership

25.16%

Common  Stock




Officers  and  Directors  as  a  Group

79,004,000  shares

50.32%

Common  Stock

     The stock ownership information presented in the chart includes 55,000,000 shares issued to the officers, Jeff Turino and Bruce Hall, as consideration for an Agreement and Release signed February 28, 2000 by the company. The Agreement and Release releases any claims to back compensation, bonus amounts and stock options arising before January 1, 2000 under the terms of the employment agreements signed in 1997.

     The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Name of Officer or Director
Position
Age
Term of Office

Michael Bruce Hall
President
Director
45
Since  October  1997

Jeffrey G. Turino
Chief Executive Officer
Director
43
Since October 1997

MICHAEL BRUCE HALL: President since 1997. Mr. Hall has a BSBA from the University of Richmond.

     Mr. Hall started Landmark Custom Homes in the early 1980s and built 200 custom homes in Pinellas and Hillsborough Counties in Florida. In 1983, he started and still owns Market Place Travel, which is one of the top five independent producing agencies in Pinellas County. In the late 1980s, he worked as a financial planner for E.F. Hutton. He returned to the construction and design field in the early 1990s and worked for Zuma Engineering, Inc., a local recycling company, as an electrical design specialist until 1997. He served as the Chairman for the Legislative Committee for the Southern Association of Title Lenders in 1996.

     Mr. Hall oversees and manages all facets of the corporation including, but not limited to, marketing, collections, customer service and expansion. He also plans, develops and establishes policies and objectives of Pinnacle. He approves all financial obligations.

JEFFREY G. TURINO: Chief Executive Officer since 1997. Mr. Turino has a management degree from the University of Florida. From 1986 to 1997, Mr.
Turino  served  as  corporate  secretary  for  Zuma  Engineering,  Inc.

     Mr. Turino coordinates and implements all policies and procedures directed by the board of directors.

Suits  Against  Directors

     In 1986, Michael Hall was a party to an arbitration proceeding convened by the National Association of Securities Dealers, Inc.("NASD"). The proceeding was the result of a complaint by a client of Shearson Lehman stemming in part from Mr. Hall's activities as a broker for such client. The arbitration resulted in an award for the client in the amount of $250,000.

     In 1995, Jeffrey Turino entered into a Stipulation and Consent Agreement with the Florida Department of Banking and Finance Division of Financial Investigation. Mr. Turino consented to a finding that, as corporate secretary of Zuma Engineering, Inc., he failed to prevent corporate agents of Zuma to offer for sale and sell unregistered securities in the State of Florida. He agreed to pay a $10,000 fine and to refrain from future violations of Florida's securities laws.

ITEM  6.  EXECUTIVE  COMPENSATION

     The company issued 27,500,000 shares of common stock each to Jeff Turino, chief executive officer of the company, and Michael B. Hall, director and president of the company in the first quarter of 2000. This issuance of shares was pursuant to an Agreement and Release releasing all claims by Turino and Hall pursuant to the company's inability to perform under the Employment Agreements entered into by the company and Turino and Hall in 1997. These Employment Agreements required the company to pay certain compensation to Turino and Hall for services rendered. The company failed to pay Turino and Hall the agreed compensation for performed services.

     The original employment agreements each have an initial term ending in 2002 and automatically renew for one-year terms thereafter. Under the terms of the agreement, each would receive an annual base salary of $104,000 with additional increases, at least annually, as deemed necessary by the board of directors. The contracts provide that if the company fails to meet the executive's compensation, the executive may either defer the compensation and accrue the salary or take the difference in common stock at the rate of one share for each dollar not received in the first year. In years two through five, the executive could take stock at a rate equal to the shares purchased by the dollar difference of the paid versus unpaid salary at an average price of the last thirty days in the trading year of the stock.

     The employment agreements provide that each executive may take in the form of stock or cash compensation earned up to $104,000 per year but not paid, and bonus amounts of $52,000 each in 1998. The officer can defer the acquisition of earned stock and take the stock at any time in their sole discretion. The employment agreements also provide two stock option plans, "A" and "B." Option "A" allows for 500,000 shares of common stock, having an exercise price of $.50 per share, in 1998. Option "B" allows for 500,000 shares of common stock, having an exercise price of $1.00 per share, from 1999 through 2002.

     The following chart presents the compensation that the company actually paid the officers between 1997 and 1999. It does not include the 27,500,000 shares of stock paid to each officer as consideration for entering into the Agreement and Release:

Name and Principal Position
Year
Salary
Bonus
Other Annual Compensation
All  Other  Compensation
Michael  Hall

1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
- -0-
- -0-
Jeffrey Turino
1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
- -0-
- -0-

     The Agreement and Release deletes all provisions in the employment agreements creating stock options and the promise of the company to adopt an incentive stock option as part of the employment agreement. Turino and Hall will continue employment under the terms of the Employment Agreements until 2002 as if no breach in either of the officer's Employment Agreements occurred.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS


     In June 1999, Jeff Turino and Bruce Hall signed an agreement with Primex Capital pledging 7,500,000 shares of Pinnacle stock to secure personal loans. Messrs. Turino and Hall then loaned the proceeds to Pinnacle in the amount of $348,000 apiece. The company repaid Messrs. Hall and Turino $439,157 the same year.

ITEM  8.  DESCRIPTION  OF  SECURITIES

Common  and  Preferred  Stock

     The authorized capital stock of the company consists of 300,000,000 shares of common stock, par value $.001 per share and 50,000,000 shares of preferred stock, par value $.001 per share. As of June 30,2000, there are 152,209,622 shares of common stock outstanding. None of the preferred shares have been issued. The common stock is currently traded on the Over The Counter Bulletin Board. The company's trading symbol is PCBM. There are approximately 150 current shareholders of record. At year end 1999, 85,952,686 shares were outstanding.

     All shares of common stock have equal voting, liquidation, dividend and other rights. Shareholders are entitled to one vote for each share of common stock at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors. In the event of liquidation, shareholders are entitled to participate pro rata in a distribution. There are no conversion, preemptive, or other subscription rights or privileges with respect to the common shares. The common stock of the company does not have cumulative voting rights. The holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock  Options
--------------

     At  year  end  1999,  the  following  stock  options  were  outstanding:

1. Gordon & Associates Strategic Investments, Inc. A consulting agreement entered into with Gordon & Associates grants options with the following attributes:

Expiry  Date             Exercise  Price                        Number of Shares

Termination of the       The lesser of $.25 per share or        Up to 35,322,578
Agreement                30% of the average closing bid
                         for trading.


     Pinnacle issued the stock options in lieu of giving cash payment for consulting services performed by G & A to Pinnacle. G & A assigned the receipt of the options to its associates. They exercised options for 35,322,578 shares under this agreement. The recipients opted to pay 30% of the average closing bid for trading as consideration for the stock.

     The G & A Associates expressed their intent to exercise some of the options on March 27, 2000; they did not render payment, however. They noticed the company of their intent to exercise the remainder of the options during the second quarter of 2000. The form of payment was never agreed upon and payment was never received, however. As a result, the shares representing the options were issued, but not delivered pending agreement on the form of payment. The form of payment was never agreed upon. Upon the alternative agreement of the parties, the shares were retired. As a result, only 5,050,000 shares issued to the associates of G&A were successfully delivered and are outstanding.


     Pinnacle filed two Form S-8 registration statements to register the stock issued to G & A associates, dated April 14, 2000 and June 8, 2000. The company filed the Form S-8 registrations under the CIK code for MAS. Thereafter, the Securities and Exchange Commission informed the company that this stock must be registered under the new CIK code for Pinnacle.


     The company did not deliver all the shares issued pursuant to the options pending total payment. Before settlement of the issue, a dispute arose concerning certain territory covered by the MBE agreement. As a result, the G&A associates agreed to "return" approximately 33,000,000 shares to the company, to be retired, in release of the company's claims against G&A Consequently, the company may not re-file both Forms S-8 registering the shares originally issued to G&A and its associates. G&A executed a promissory note in favor of the company as consideration for the shares.


2. The company issued 8% Convertible Debentures dated March 19, 1999, in the amount of $260,000 all of which has been converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

3. The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options. The retirement of the shares belonging to the G&A associates and Messrs. Hall and Turino will reduce the number of issued and outstanding shares by approximately 105,000,000.

Warrants
--------

     The company has entered into an agreement with M.H. Meyerson & Co., Inc. for the provision of investment banking services. As consideration, the company has granted five year Warrants to purchase, at a price of $.125 per share, a total of 5,580,000 shares of the common stock of Pinnacle. These warrants may be exercised until August 18, 2004. At the present time, none have been exercised.

Dividends

     The company has not declared dividends in the past and does not have the current capital necessary to declare a dividend in the foreseeable future.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK MATTERS

     Pinnacle is traded on the Over the Counter Bulletin Board, symbol PCBM. The high and low bid information for the stock during each full quarterly period for the last two years and for the first quarter of 2000 are as follows:

Quarter
High
Low
2Q  2000
 .2031
 .0781
1Q  2000
 .2467
 .1417
4Q 1999
 .275
 .09
3Q 1999
 .60
 .095
2Q 1999
 .51
 .029
1Q 1999
 .84375
 .0625
4Q 1998
 .625
 .125
3Q 1998
1.75
 .50
2Q 1998
4.00
1.50
1Q 1998
4.00
3.50

     The OTC BB market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     As  of  the  date  of  this  filing  there are 150 holders of common stock.
Management believes that most of the stock is held in nominee name, and as a result, there may be as many as 2,000 individuals who own Pinnacle stock. As of the date of this filing, there are no holders of preferred stock.

ITEM  2.     LEGAL  PROCEEDINGS

Tyler  Jay  &  Company,  L.L.C.  and  First  American  Reliance,  Inc.
----------------------------------------------------------------------

     The Trustee in bankruptcy of First American Reliance, Inc. (the "Debtor") brought an adversary proceeding on June 29, 1999, in the United States Bankruptcy Court, Western District, New York, BK Case No. 98-23906, AP No. 99-2186, entitled Douglas J. Lustig, as Trustee v. Pinnacle Business Management,
                ----------------------------------------------------------------
Inc.  ("PBM"),  and  Fast  Title  Loans,  Inc.  ("FTL").  The  Plaintiff-Trustee
-------------------------------------------------------
amended the complaint to assert claims against M.B. Hall and J.C. Turino as guarantors of the alleged debt. The Trustee is seeking to recover purported loans from the Debtor to Fast Title Loans, Inc. and/or Pinnacle, in the sum of approximately $800,000 plus 9% interest, for amounts loaned and advanced by First American Reliance, Inc. The checks produced by the Trustee reflect checks to FTL totaling $494,202.37 and checks to PBM of $195,000.00. The rest of the claim consists of interest, disputed fees and charges. An answer to the adversary proceeding has been filed and the parties are currently in the discovery process. The Defendants asserted a defense and setoff alleging monies due to Pinnacle from stock subscriptions in 1993 sold by American Freedom Securities, Inc. ("AFS") an affiliate of Debtor. The Defendants claim each of Debtor, AFS and Samuel Yacono, their principal, were instrumentalities of each other and were used by Yacono to perpetrate frauds on those doing business with them and/or affiliated companies. FTL further asserts that the loan agreement was modified when Debtor was unable to lend funds in the amounts promised to omit certain charges claimed by Debtor. In addition, Pinnacle asserts that it did not assume any of the obligations sought to be enforced by the Trustee and that all checks made payable to it were deposited in FTL accounts.

     Management of PBM and FTL have agreed to determine the actual amount of the Trustee's claim by deducting proceeds of a private placement allegedly diverted by Yacono and/or AFS. Management believes that this setoff will equal or exceed the amounts claimed and documented by checks transferred to Pinnacle and will also create a setoff in respect to at least a portion of the sums advanced to Fast Title. The Trustee now claims that the stock sold was not Pinnacle's unissued stock, but that Yacono, who personally owned Pinnacle stock, actually had AFS sell his personally owned Pinnacle stock, not Pinnacle's unissued stock pursuant to the private offering documents drafted by AFS's counsel. Defendants dispute that AFS engaged in such an egregious breach of faith. PBM and FTL are currently in the process of settlement negotiations in this case.

     In a second proceeding, Pinnacle and FTL are defendants in a pending civil action instituted in 1999, in Supreme Court, Erie County, New York, entitled Tyler Jay & Company, L.L.C. ("Tyler Jay") v. Fast Title Loans, Inc. and
--------------------------------------------------------------------------------
Pinnacle Business Management, Inc., Index No.  I-1999/5697.  In this suit, Tyler
--------------------------------------------
Jay asserts a claim for fees and commissions arising from loans made by Debtor in the previously described adversary proceeding and sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to conduct the private placement discussed above. Tyler Jay claims that it is owed certain monies and stock options, and alleges that these damages exceed $500,000. Pinnacle claims it has no agreement with Tyler Jay and is not a successor to FTL or otherwise responsible to Tyler Jay. Both Pinnacle and FTL claim that the option agreement to purchase stock in FTL asserted by Tyler Jay was not signed by either FTL or Pinnacle and was not even in existence when the Engagement Letter with Tyler Jay was signed by FTL. Both Pinnacle and FTL claim that Tyler Jay did not have required licenses to perform at least some of the services it agreed to perform for FTL and thus cannot recover. Pinnacle and FTL have also asserted that Tyler Jay is not entitled to recovery since not all the agreed upon services were provided. FTL and Pinnacle have filed a counterclaim seeking $34,000, the sum paid to Tyler Jay, on the basis that Tyler Jay's fraudulent representations and breach of fiduciary duty damaged them. This suit is currently in the discovery phase. Management of PBM and FTL intends to vigorously defend this claim.

     Pinnacle and its subsidiaries accrued a liability for $538,276 in 1998 and $355,755 in 1997, respectively, as a result of these claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not  applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES


     The company offered a private placement under Rule 504 of Regulation D 635,000 shares of common stock for $1.50 per share on February 2, 1998. It resulted in net capital contributed to the company of $423,049 to the company. The underwriter, American Freedom Securities, Inc. received 500,000 shares of the company's stock as a commission. This offering was never successfully closed. The principal broker died before remitting funds to the company, and the records he kept were inaccurate. A substantial, unknown amount of the proceeds was never forwarded to the company. It is believed that this offering was fully subscribed and in fact, oversubscribed. Management believes that all shares sold under the offering have been accounted for, although the missing proceeds may never be available to the company.

     In March, 1998, the Company issued stock for goods and services of intangible and often un-invoiced amounts. Common stock of 72,500 shares were issued and are booked at one penny per share. Originally, the company booked this issue at book value. Management has revalued the stock at a penny per share.

     The value of one penny per share is an arbitrary value, assigned in recognition that the stock and services had some intangible value to the company. All of the stock is issued in performance of a private contract and was restricted. The stock is issued in reliance of its exemption as a private placement under section 4(2) of the Securities Act of 1933.

     The company issued 8% Convertible Debentures dated March 19, 1999. These were underwritten by Corporate Capital Management, L.L.C., in the amount of $260,000 with a maturity of 360 days ("8% Notes"). The Conversion Price was the lesser of 77.5% of the lowest closing bid price of the common shares for five trading days ending on the day prior to conversion ("Variable Conversion Price") or 100% of the lowest closing bid price for the common shares for the five trading days ending on the day prior to closing ("Fixed Conversion Price").

     By April 15, 1999, all of the 8% Notes were converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes. The securities were issued in reliance on an exemption as a private placement as defined by section 4(2) of the Securities Act of 1933. The investors approached the company unsolicited, through a relationship with a prior employee of the company. The transaction was negotiated privately with each of 26 or less individuals.

     In April, 1999 the company issued 15,097,000 restricted shares to Bruce Hall and Jeff Turino in consideration of their contributions to the company outside of the employment agreements. Such contributions included the use by the company of artwork, furniture and equipment owned by the principals, personal guarantees of company debt, and personal payments made to third parties for the benefit of the company without seeking reimbursement. The company booked the restricted stock at book value. The company believed the value to the company to be immeasurable. The only benefit to the principals was that of ownership; the stock was restricted and could not be transferred. Booking the stock at book value, therefore, reflected the true value of that ownership interest.

     During the period beginning March 1999 and ending July 1999, the company issued stock to a lender to induce the lender to make a loan to the company. The company issued 29,500,000 shares in the aggregate. The principal amounts of the debts remained unchanged, and interest continued to accrue. The company originally booked the stock issued at book value, unable to ascertain a certain value for the restricted stock. Management has revalued the stock at one cent per share, solely to indicate a value on the financial records of the company. Book value approximates zero. The company recognizes that the stock had an intrinsic value in delaying foreclosure; as a result, the stock has been booked at a penny per share. The shares were contracted for issue by the company in privately negotiated agreements and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale.

     During 1999, the company booked receipt of $614,508 for the issue of 18,757,004 shares to certain investors who each approached the company and negotiated private placements of restricted stock under exemptions from registration in section 4(2) of the Securities Act of 1933. These investors include:

Name                    Shares               Consideration
Tim  Rice               4,166,666               $ 125,000
*El Notre Trust         4,500,000               $ 135,000
Jeff  Applebaum           700,000               $  70,000
*Hawk Group             4,050,000               $ 121,500
Hi Tel                  1,200,000               $  60,000
LNB                     2,000,000               $  70,000

*The sale of the 18,757,004 shares was recorded on the company's books in the aggregate even though each was a separately negotiated transaction. As a result, certain investors are known to be included in the group, the purchase price paid by these has been averaged at $.03 per share, the average price of shares sold in this group of transactions.

     On or about February 29, 2000, the company issued 55,000,000 shares of restricted stock to Jeff Turino and Bruce Hall. The company issued the shares as consideration for an Agreement and Release in which the officers and the company released mutual claims against each other arising from operation of the employment agreements before January 1, 2000. The Agreement and Release also amended the employment agreements, and the officers agree to perform under the amended terms until expiration of the agreements. The shares were contracted for issue by the company in a privately negotiated agreement and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale.

     On March 3, 2000, the company issued 1,525,000 shares of restricted common stock to MRC Legal Services Corporation ("MRC") as consideration for the purchase of 96.8% of the shares of MAS. The number of shares issued were as follows: 828,750 to M. Richard Cutler, 255,000 to Brian A. Lebrecht, 191,250 to James Stubler, and 150,000 to Samuel Eisenburg. The shares were contracted for issue by the company in a privately negotiated agreement and therefore were issued in an exemption from registration as a private placement under section 4(2) of the Securities Act of 1933. The shares were restricted upon resale. These shares were the subject of the Form S-8 registration filed by the Company on March 16, 2000.

     During the first two quarters of 2000, the company issued 36,302,519 restricted shares of stock to G & A pursuant to a Stock Option Agreement, dated May 19,1999. Pinnacle signed the stock option agreement as part of a Consulting Services Agreement, also dated May 19, 1999, for services performed by G & A to Pinnacle.

     The Stock Option Agreement granted G & A the right to purchase 36,302,519 shares at either $.25 per share or 30% of the average closing bid price of the last thirty trading days. G & A opted to purchase the aforementioned 36,302,519 shares at 30% of the closing bid price. G & A signed a promissory note to the company for the purchase price of the options. The form of the note was unacceptable to the company, however.

     The company therefore issued to G & A a total of 40,372,578 shares of stock as consideration for its services to the company. The company delivered 5,050,000 shares, and issued the remaining shares pursuant to the exercise of options. The remaining shares were not delivered, however, pending receipt of acceptable form of payment. Of the total shares, associates of G & A registered 36,302,519 shares in the two Form S-8 filings by the company on April 14, 2000 and July 8, 2000.

     On April 7, 2000, the parties signed an amendment to the Consulting Services Agreement and Stock Option Agreement, entitled Amendment to Agreement Between Gordon & Associates Strategic Investments, Inc. & Pinnacle Business Management, Inc. The amendment required Pinnacle to abate the premiums due on all shares acquired or to be acquired until all 40,372,578 shares are fully registered. The terms of the promissory note continued to be negotiated however.

     After the filing of the Form S-8 on June 8, 2000, the parties agreed that they could not agree on a form of payment. As a result, the shares that had been issued, but not yet delivered, were not delivered. The note was cancelled. The shares were retired by the company. As a result, the financial statements of the company reflect neither the issue of the shares from options, nor the promissory note executed in payment.

     At the present time, the Board of Directors and the officers agree that reducing the number of shares outstanding without reducing the float would benefit the existing shareholders. The officers have agreed, therefore, to permit the company to redeem their shares at a low value for options that can be exercised only at a higher value. This will result in an immediate benefit to shareholders and contingent deferred benefit to the officers, should the company succeed in business. Nevertheless, the Board of Directors and the officers have not yet agreed on the terms of the redemption. The parties have only agreed in principle that the transaction will, in some form, at some time, occur.


     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     There are currently no provisions in either the Articles or the Bylaws of the company which indemnify the Officers or Directors.

FINANCIAL STATEMENTS


                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                              FINANCIAL  STATEMENTS
                         DECEMBER  31,  1999  AND  1998


                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES

                        INDEX  TO  FINANCIAL  STATEMENTS
                                                                  PAGE
                                                                  ----
CONSOLIDATED  FINANCIAL  STATEMENTS:

  REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS           1

  BALANCE  SHEETS  AS  OF  DECEMBER  31,  1999  AND  1998         2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  YEARS  ENDED
  DECEMBER  31,  1999  AND  1998                                    4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE
  YEARS  ENDED  DECEMBER  31,  1999  AND  1998                      5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED               6
  DECEMBER  31,  1999  AND  1998

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                 7-16

               REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
               -------------------------------------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

     We have audited the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements for December 31, 1999 and 1998 have been prepared assuming that the company will continue as a going concern. As discussed in Notes 9 and 11 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and certain litigation pending that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 9 and 11. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 14 to the financial statements, the Company's management has restated certain equity, capital and expense transactions in December 31, 1999 and 1998. The aggregate of management's adjustment reduced the Stockholders's Deficit by $221,254 and $0 in 1999 and 1998 respectively.


                     /S/  BAGELL,  JOSEPHS  &  CO.,  L.L.C.
                     -----------------------------------------------------------
                          BAGELL,  JOSEPHS  &  CO.,  L.L.C
                          Certified  Public  Accountants

Gibbsboro,  New  Jersey
April 26, 2000, except for Note 14, as to which the date is November 1, 2000.

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                                ASSETS
                                ------
                                                   DECEMBER  31,
                                             ------------------------
                                                1999        1998
                                             -----------  -----------
CURRENT  ASSETS
----------------
   Cash  and  cash  equivalents              $    9,726   $    2,984
   Customer  loans  receivable,  net            274,974      743,877
   Loans  Receivable  -  Other                  422,000          -0-
   Prepaid  Expenses                             45,000          -0-
                                             -----------  -----------
                                                751,700      746,861
                                             -----------  -----------
PROPERTY  AND  EQUIPMENT                        156,831      144,839
   Less  accumulated  depreciation              (69,654)     (48,078)
                                             -----------  -----------
                                                 87,177       96,761
OTHER  ASSETS
--------------
   Unamortized  goodwill                        238,498      244,944
   Deferred  tax  asset                         505,560      505,560
   Security  deposits                            12,395       11,996
   Loan  costs,  less  amortization             221,254          -0-

                                             -----------  -----------
                                                977,707      762,500
                                             -----------  -----------

TOTAL  ASSETS                                 1,816,584   $1,606,122
-------------------------------------------  ===========  ===========


See  Accompanying  Notes  to  Consolidated  Financial  Statements

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                         DECEMBER  31,
                                                  ------------------------
                                                      1999         1998
                                                  -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses     $  318,764   $    79,783
   Current  portion  of  long-term  debt          1,401,753       600,000
                                                 -----------  ------------

     Total  current  liabilities                  1,720,517       679,783
     ---------------------------
                                                 -----------  ------------

LONG  TERM  LINE  OF  CREDIT                        863,000           -0-
NOTES  PAYABLE  -  OFFICERS'                        267,061         9,900
LONG-TERM  DEBT,  LESS  CURRENT  PORTION            417,287     1,344,276
                                                 -----------  ------------

     Total  long-term  liabilities                1,547,348     1,354,176
     -----------------------------
                                                 -----------  ------------

TOTAL  LIABILITIES                                3,267,865     2,033,959
                                                 -----------  ------------
COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
Preferred  stock,  par  value  of  $.001;
authorized 50,000,000 and 10,000,000 shares
in 1999 and 1998; issued and outstanding none          -0-            -0-

Common stock, par value of $.001; authorized
100,000,000 and 20,000,000 shares in 1999 and
1998; issued and outstanding 86,952,686 and
16,494,202  in  1999  and  1998                      86,952        16,494

   Additional  paid-in  capital                   1,973,490       571,440

   Deficit                                       (3,511,723)   (1,015,771)
                                               -------------  ------------
     Total  stockholders'  deficit               (1,451,281)     (427,837)
     -----------------------------
                                                 -----------  ------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                        $  1,816,584   $ 1,606,122
-------------------------------------------    =============  ============

   See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                        CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                   FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                                                               DECEMBER  31,
                                                       -------------------------
                                                            1999         1998
                                                       ------------  -----------

OPERATING  REVENUE
------------------
   Revenue                                             $   214,538   $   633,478
                                                       ------------  -----------

OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing and related                510,627      444,352
   Advertising                                              51,157      106,183
   Commissions and consulting compensation                 478,448       55,568
   Insurance                                                50,869       25,252
   Office  and  general                                     61,322       56,746
   Professional  fees                                      166,190       55,676
   Repairs  and  maintenance                                10,042        5,562
   Rent                                                    138,259      110,923
   Repossession  costs                                      34,707       53,310
   Telephone  and  utilities                               109,157       81,260
   Travel                                                   73,468       59,749
   Other  operating                                         60,332       67,455
                                                       ------------  -----------

     Total  operating  expenses                          1,744,578    1,122,036
     --------------------------
-----------------------------------------------------  ------------  -----------

OPERATING  INCOME  (LOSS)                               (1,530,040)    (488,558)
                                                       ------------  -----------

OTHER  EXPENSES
---------------
   Interest  expense                                      (516,447)    (278,050)
   Depreciation  and  Amortization expense                (101,768)     (31,009)
   Bad  debt                                              (347,697)     (60,831)
   Loan  payment  deferrals                                    -0-       (8,750)
                                                       ------------  -----------

     Total  other  expenses                               (965,912)    (378,640)
     ----------------------                            ------------  -----------

NET  LOSS
Before Federal Income Tax Benefit                       (2,495,452)    (867,198)
---------------------------------                      ------------  -----------

PROVISION  FOR INCOME TAX BENEFIT                               -0-     284,826
                                                       ------------  -----------

NET LOSS APPLICABLE TO COMMON SHARES                   $(2,495,952)  $ (582,372)
                                                       ============  ===========

NET LOSS PER BASIC AND DILUTED SHARES                  $     (0.05)  $    (0.04)
                                                       ============  ===========
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             50,964,740   14,976,794
                                                       ============  ===========

           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
                 FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                      COMMON  STOCK
                     $.001  PAR  VALUE     ADDITIONAL                   TOTAL
                  ---------------------     PAID-IN                  STOCKHOLDERS'
                      SHARES      AMOUNT    CAPITAL      DEFICIT        DEFICIT
                  -------------  -------  -----------  ------------  -------------
Balance
January  1,  1998   13,418,027  $ 13,418  $  121,992   $  (433,399)  $   (297,989)

Issuance  of
Common  Stock-       1,628,675     1,629     421,420             -        423,049
Private  Placement

Issuance  of
Common  Stock
Net  Commission
Compensation-
Private  Placement     500,000       500      19,500             -         20,000

Issuance  of
Common  Stock-
Loan  Payment
Deferral               875,000       875       7,875             -          8,750

Issuance  of
Common  Stock-
Goods  and  Services    72,500        72         653                          725

      Net  Loss              -         -           -      (582,372)      (582,372)
                  -------------  -------  -----------  ------------  -------------

Balance
December  31,
1998                16,494,202    16,494     571,440    (1,015,771)      (427,837)

Issuance  of
Common  Stock-
Convertible
Notes  -  Net        2,054,480     2,054     257,946             -        260,000

Issuance  of
Common  Stock-
Consulting
Compensation         5,050,000     5,050     297,950             -        303,000

Issuance  of
Common  Stock-
Principals'
Consideration       15,097,000    15,097     (15,097)

Issuance  of
Common  Stock-
Loan  Costs         29,500,000    29,500     265,500             -        295,000

Issuance  of
Common  Stock-
Private  Placement  18,757,004    18,757     595,751                      614,508

     Net  Loss                                          (2,495,952)    (2,495,952)
                  ------------  --------  -----------  ------------  -------------

Balance
December  31,
1999                86,952,686  $ 86,952  $1,973,490   $(3,511,723)  $ (1,451,281)
                  ============  ========  ===========  ============  =============


           See  Accompanying  Notes  to  Consolidated  Financial  Statements


                                     Page  5

               PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
                 FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998

                                                             DECEMBER  31,
                                                      --------------------------
                                                          1999          1998
                                                      ------------  ------------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------
   Net  Loss                                          $(2,495,952)  $  (582,372)
                                                      ------------  ------------
   Adjustments to reconcile net loss to net cash
   used  in  operating  activities:
------------------------------------------------
        Depreciation  and  Amortization                   101,768        31,009
        Provision  for  doubtful accounts                 367,076        60,831
        Deferred  Income Tax Benefit                            -      (284,826)
        Non  cash  transactions  associated
        with  com.stock  issuance                         303,000        29,475

     Changes  in  assets  and  liabilities:
        (Increase)Decrease  in  customer  loans
             receivable  -  net                           101,827        49,257
        (Increase)  in  loans  other  and
             prepaid  expenses                           (467,000)            -
        (Increase)in  deposits  and other                    (399)            -
        Increase  in  accounts
             payable  and  accrued expenses               238,981         4,041
                                                      ------------  ------------

          Total  adjustments                              645,253      (110,213)
          ------------------                          ------------  ------------

Net  cash(used in)operating activities                 (1,850,699)     (692,585)
-----------------------------------------             ------------  ------------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
----------------------------------------
   Capital  expenditures                                  (11,992)      (58,422)
                                                      ------------  ------------

  Net  cash (used in) investing activities                (11,992)      (58,422)
-----------------------------------------             ------------  ------------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
------------------------------------
   Proceeds  from  issuance of long-term debt           1,280,287       583,952
   Proceeds from issuance of common stock and
          paid  in  capital                               874,508       423,049
   Principle  payments on long-term debt                 (542,523)     (168,431)
   Increase  (decrease) in officer's loans - net          257,161       (90,100)
                                                      ------------  ------------

    Net  cash provided by financing activities          1,869,433       748,470
    ------------------------------------------
  --------------------------------------------        ------------  ------------

NET  INCREASE  (DECREASE)  IN  CASH  AND  CASH

    EQUIVALENTS                                             6,742        (2,537)
---------------                                       ------------  ------------

CASH  AND  CASH EQUIVALENTS-BEGINNING OF PERIOD             2,984         5,521
---------------------------------------------         ------------  ------------

CASH  AND  CASH EQUIVALENTS-END OF PERIOD             $     9,726   $     2,984
-----------------------------------------             ============  ============

SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

    CASH  PAID  DURING  THE  YEAR  FOR:
            Interest  Expense                         $    432,369      270,250
                                                      ============  ============


           See  Accompanying  Notes  to  Consolidated  Financial  Statements


                                     Page 6

                   PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS  (CONTINUED)
                  FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998

                                                                  DECEMBER  31,
                                                             ---------------------
                                                                 1999       1998
                                                             -----------  --------
SUPPLEMENTAL  SCHEDULE  OF  NON  CASH
FINANCING  ACTIVITIES
   Issuance  of  common  stock  -  loan  costs               $  295,000   $    -0-
   Issuance  of  common  stock  for  commissions  and
     consulting  expenses                                       303,000     20,000
   Issuance  of  common stock for loan payment deferral             -0-      8,750
   Issuance  of  common  stock  for goods and services              -0-        725
                                                             ----------  ---------
                                                             $  598,000     29,475
                                                             ==========  =========

     See  Accompanying  Notes  to  Consolidated  Financial  Statements


                                     Page  7

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                           DECEMBER  31,  1999  AND  1998

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc. (FTL)is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc.
     that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker
     Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365
     BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business
     Management,  Inc.

     The  merger of (FTL) the  private  company  into the public  shell  company
     Pinnacle  Business  Management,  Inc.  on October 27, 1997 gave rise to the private company having effective  operating control of the combined company
     after  the   transaction.   This  was  a  reverse   merger  and  the  costs
     associated with  were treated as a recapitilization.  In 1998,  the company incorporated  Fast  Paycheck  Advance,  Inc. as a wholly  owned subsidiary.
     Also, on December  29, 1997 the Company incorporated Summit Property, Inc., a Nevada corporation.  This subsidiary has remained  inactive,  however.


                                     Page  8

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
---------------------------------------------------

     Principles  of  Consolidation:
     ------------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------
     The  preparation  of financial  statements  in  conformity  with  generally accepted  accounting  principles  requires management to make estimates and assumptions  that affect the reported amounts of assets and liabilities and disclosure  of  contingent  assets  and  liabilities  at  the  date  of the financial  statements  and the  reported  amounts of revenues  and expenses during  the  reporting  period.  Actual  results  could  differ  from those estimates.

     Property  and  Equipment:
     -------------------------
     Property  and  equipment  are  stated  at cost.  Depreciation  is  computed primarily  using the  straight-line  method  over the  following  estimated useful  lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------
     Substantially  most of the revenues are derived  from  interest  charged on consumer financing, title loans and advance  paychecks.  In  1999  and 1998 the amount of revenues derived from  consumer  interest  on title loans was
     $210,424 and $629,346 respectively. The amount of revenues derived from advance paychecks  was  $4,114  and  $4,132  respectively.

     Income  Taxes:
     --------------
     The income tax  benefit is computed on the pretax loss based on the current tax law.  Deferred income taxes are recognized for the tax  consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws  and  statutory  tax  rates.


                                     Page  9

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------
     The company  operates in mainly one business  segment and  primarily  earns interest income on consumer title loans and advanced  paychecks.  Financial instruments  which  potentially  subject the company to  concentrations  of credit  risk  are  primarily  customer  loans  receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------
     The carrying amounts  reported in the consolidated  balance sheets for cash and cash  equivalents,  customer  loan  receivables,  accounts  payable and accrued  expenses and other  liabilities  approximate fair value because of the immediate or short-term  maturity of these financial  instruments.  The carrying  amount  reported  for  long-term  debt  approximates  fair  value because, in general, the interest on the underlying  instruments fluctuates with  market  rates.

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------
     Historical  net  income  (loss)  per  common  share is  computed  using the weighted  average  number  of  common  shares  outstanding.

     Statements  of  Cash  Flows:
     ----------------------------
     For  purposes of the  consolidated  statements  of cash flows,  the Company
     considers  all  highly  liquid  debt   instruments  and  other   short-term
     investments  with an initial  maturity  of three  months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------
     Costs of  advertising  and  promotional  costs are  expensed  as  incurred.
     Advertising costs were $51,157 and $106,183 in 1999 and 1998, respectively.

     Goodwill
     --------
     Goodwill is amortized  over 40 years.  Amortization  charged to expense was
     $6,446  and  $6,446  in  1999  and  1998  respectively.

     Loan  Costs
     -----------
     Loan costs are being amortized over 36 months. Amortization expense charged to operations was $73,746 and  $0  in  1999  and  1998  respectively.

     Reclassification
     ----------------
     Certain  amounts  in  1998  were  reclassified  to  conform  to  the  1999 presentation.


                                     Page  10

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------
        Customer  loans  receivable,  net  consists  of  the  following:


                                                              December  31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
Customer  loans  receivable                              $ 702,881   $ 804,708
     Less:  Allowance for doubtful accounts                427,907)    (60,831)
                                                         ----------  ----------

     Customer  loans  receivable  - Net                    274,974   $ 743,877
                                                         ==========  ==========

     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved an additional $367,076 in bad debt allowance to account for the write down of accrued interest and loans that they may not collect.

NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loans  receivable  dated  December  29,  1997  to  a  company  for  $25,000 together with interest thereon at the rate of 18% per annum.  The principal balance  and  accrued  interest  is due and  payable  on the  earlier  of a private  placement  being  completed  in  whole  or  part including but not limited  to  any escrow  disbursements  of any funds to the maker, or March
     27, 2000.  There were no  payments  received  in 1999 or 1998.  The company has  made  an  allowance  for doubtful receivable for the entire loan.  The company  has  not  accrued  any  interest  on  this  loan for 1999 or 1998.

     Demand loan receivable a company for $422,000. Matrix Technology, Inc. is a holding company for companies that provide advertising and computer consulting services. This loan is non-interest bearing. Pinnacle management believes that this will be a profitable investment for the company in the future. It is anticipated that this loan receivable will be converted into stock during the year 2000.

NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

     Property  and  equipment,  net  consists  of  the  following:

                                                 1999        1998
                                             ----------  ----------

     Furniture  and  Equipment                $ 121,914   $ 109,922
     Improvements                                34,917      34,917
                                             ----------  ----------
                                                156,831     144,839
     Less:  Accumulated  depreciation           (69,654)    (48,078)
                                              ----------  ----------

     Property  and  Equipment,  Net           $  87,177   $  96,761
                                              ==========  ==========


                                    Page  11

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998

NOTE  6  -  LINE  OF  CREDIT
----------------------------

     In March 1999, the Company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due
     March 1, 2001, with the company having an option to extend the note an additional one year. At December 31, 1999, the company had $ 863,000 outstanding on the line. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.


NOTE  7  -  LONG-TERM  DEBT
---------------------------

Long-term  debt  consists  of  the  following:
                                                            DECEMBER  31,
                                                      -------------------------
                                                          1999         1998
                                                      ------------  -----------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note  8).                  $   538,276   $  538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.  This  note  is
reflected  in  the  balance  sheet  as  a  current
liability.                                                100,000      100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                        524,880      606,000

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                             238,597      450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May  17,  1999.                   -0-      150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-      100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.               417,287           -0-
                                                      ------------  -----------
                                                        1,819,040    1,944,276

Less:  Current  Portion                                (1,401,753)    (600,000)
                                                      ------------  -----------

Net  Long-Term  Debt                                      417,287   $1,344,276
                                                      ============  ===========


                                   Page  12

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          DECEMBER  31,  1999  AND  1998


NOTE  7  -  LONG-TERM  DEBT  (CONTINUED)
----------------------------------------

      The  non-current  portion  of  long-term  debt  matures  as  follows:

                 2000       $1,401,753
                 2001              -0-
                 2002          417,287
                            ----------
                             1,819,040
                            ==========

     The company has negotiated with certain investors to convert long-term debt
     to  common  stock  at  various  negotiated  prices   predicated  on  market
     value.  Long-term  debt  is substantially collateralized with motor vehicle titles  and  the  personal  guarantees  of  the  officers  and  the  assets of  the  company.


NOTE  8  -  STOCKHOLDERS'  DEFICIT
----------------------------------

     The  authorized  capital  stock   of  the   company  in  1998  consists  of
     20,000,000  shares of common stock with par value of $.001.  As of December
     31,  1998,  there  were  16,494,202  shares  outstanding.

     The  authorized   preferred  stock   of  the  company   in  1999  and  1998
     consists  of  50,000,000  and  10,000,000  shares, respectively, with a par value  of  $.001  with  rights  and  privileges  to  be set by the board of directors. As of December 31, 1999 and 1998, there were no shares issued or outstanding.

     In 1999, the corporation authorized an additional 80,000,000 shares of common stock with a par value of $.001. As of December 31, 1999, there were 100,000,000 shares authorized, and 86,952,686 issued and outstanding.

     At December 31, 1999 the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less. This was for compensation in arranging the Mail Boxes Etc. account.

     Additionally  there  are 5 year warrants outstanding for investment banking services  rendered to purchase 5,580,000 shares of common  stock  at  $.125 per  share.  The  warrants  become  due  August  18,  2004.


                                        Page  13

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                            85,473
                                           =======

     Rent and related expenses under operating leases amounted to $163,299 and $110,923 for the years ended December 31, 1999 and 1998 respectively.
     The  company  is  operating  various  locations  on a month to month basis.

     (B)  Litigation:
          -----------

     The company is a defendant  involving a claim made in  bankruptcy  by First
     American Reliance,  Inc. (FAR) against the company for $800,000,  including
     9%  interest,  for  amounts loaned and advanced by FAR to the company which
     were  not  repaid.   The  company  has  asserted  a  defense  and  set  off
     alleging  that  monies due to  Pinnacle  from stock  subscriptions  in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and  1998 because of the offsets of monies  due the company alleged in  the litigation.  The  lawyers  have stated that documentation to fully evaluate the  claims is not presently available. However, the  company is contesting the  case  vigorously.  The company has accrued a liability for $538,276 in
     1999  and  1998,  respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


                                       Page  14

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     The executive officers of the company pledged as collateral 7,500,000 shares of Pinnacle stock to secure personal loans and loaned $696,000 to the company in 1999. The company in 1999 repaid the officers $439,157.

     The officers received under an employment agreement approximately $55,000 and $65,464 each, respectively in 1999 and 1998.

     The officers owned 24,102,000 and 9,005,000 common stock shares in 1999 and 1998 respectively.

NOTE  11  -  GOING  CONCERN
---------------------------

     As   shown   in   the   accompanying   financial  statements,  the  company
     incurred  substantial  net losses for the years ended December 31, 1999 and
     1998.  Additionally,  the  company  has a  $100,000  note  payable  with an investor  that  expired  May  14,  1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, the company, due to an unfavorable legislative climate, plans to discontinue its title loan business by June 30, 2000; and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally,  management is vigorously contesting the lawsuits that have been filed against the company.  The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9).
     However,  there can be no assurance  that the company will be successful in its efforts to not have the payment of debt accelerated.  If the company is unsuccessful  in its efforts,  it may be necessary to undertake  such other actions  as may  be  necessary  to  preserve  asset  value.  The  financial
     statements  do  not  include  any  adjustments,   other  than  the  current
     classification  of  long-term  debt in default,  that might result from the outcome of those uncertainties.


                                       Page  15

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------

     The  benefit  for  income  taxes  is  as  follows:

                                         1999          1998
                                       --------     ---------
     Deferred  income  tax  benefit
     (Federal  only)                       -0-      $ 284,826
                                       ========     =========

     At December 31, 1999 and 1998, the company had net operating loss carry forwards for U. S. Federal tax purposes available to offset future taxable income of approximately $3,081,823 and $986,296 which expire through 2014. The company has concluded that, based on expected future results and future reversals of existing temporary differences, it is more likely than not that the deferred tax assets will be realized. However, for 1999 no tax benefit was booked as a conservative measure.

     The net deferred tax assets in the accompanying balance sheets include the following components:

                                              1999      1998
                                           ---------  ---------

      Deferred  tax  assets                $ 505,560  $ 505,560
      Deferred  tax  valuation  allowance        -0-        -0-
                                           ---------  ---------

      Net  deferred  tax  assets           $ 505,560  $ 505,560
                                           =========  =========

NOTE  13-  SUBSEQUENT  EVENTS
           ------------------

     On February 28,2000, the company, Jeff Turino and Bruce Hall entered into an agreement and release concerning claims arising from operation of those officers' employment agreements with the company between 1997 and 2000.
     Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company.
     Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The company released any claims arising from the officer's performance of the agreements prior to January 1, 2000.

     Due to certain local legislative  climate, the company is making efforts in
     2000  to  discontinue   operating  the  title  loan   business.   With  the
     implementation of payday advance debit card program,  a three year contract with  Mailboxes  Etc.,  and a possible  banking  alliance,  the  company is anticipating expanding its payday advances on a national level.


                                      Page  16

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  13-  SUBSEQUENT  EVENTS  (Continued)
           -------------------------------

     Additionally, the company secured a national contract with Comdata through their banking affiliates. This contract allows the distribution of debit cards at the point of sale location. Subsequently, the company is in negotiation with its competitors to allow them to use the debit card system. This transforms the competitors into vendors and allows revenue on a broader basis. Management anticipates putting forth its efforts to expand the payday advance basis through physical locations and the Internet on a national basis to increase company value.

     On March 3, 2000 the company entered into a consulting agreement with certain professionals and completed an acquisition via a stock exchange agreement with MAS Acquisition XIX Corporation, a publicly held reporting entity. MAS Acquisition XIX Corporation is inactive at this time. After the stock exchange Pinnacle owns 100% of MAS Acquisition XIX Corp.


NOTE  14-  RESTATEMENT  OF  EQUITY,  CAPITAL  AND  EXPENSES
           ------------------------------------------------

     The company issued common stock in 1999 and 1998 for the payment of consulting compensation, commission expenses, loan costs, loan deferral payments and goods and services. Management has restated those certain items to recognize the intrinsic and intangible value of that stock issued.
     Management originally booked those transactions at book value which approximates zero.

     Additionally,   the  company  in  1999  recognized  $28,500  in  additional compensation expense associated with raising capital.

     The  effect  of  the  restated   items  reduced  the  company's   aggregate
     stockholders' deficit by $221,254 and $0 in 1999 and 1998 respectively. The net loss for 1999 and 1998 increased $405,246 and $29,475 respectively.


                                 Page  17

                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE  BUSINESS  MANAGEMENT  INC.


/S/  Jeffrey G. Turino
-------------------------------------------------------
Jeffrey G. Turino, Chief Executive Officer and Director



/S/  Michael B. Hall
-------------------------------------------------------
Michael B. Hall, President and Director


                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                              FINANCIAL  STATEMENTS
                           MARCH  31,  2000  AND  1999


INDEX  TO  FINANCIAL  STATEMENTS


CONSOLIDATED  FINANCIAL  STATEMENTS:

  ACCOUNTANT'S  REVIEW  REPORT                                             1

  BALANCE  SHEETS  AS  OF  MARCH  31,  2000  AND  1999                   2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                              4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE  THREE  MONTHS
  ENDED  MARCH  31,  2000  AND  1999                                       5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                              6

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                        7-16


                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

     We have reviewed the accompanying  consolidated  balance sheets of Pinnacle
Business Management, Inc. and Subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the three months then ended, in accordance with Standards for Accounting and Review Services issued by the American Institute of Certified
Public Accountants. All information included in these financial statements is the representation of the management of Pinnacle Business Management, Inc.

     A review  consists  principally  of  inquiries  of  Company  personnel  and analytical  procedures  applied to financial data. It is  substantially  less in scope than an audit in accordance with generally  accepted  auditing  standards,
the  objective  of  which  is  the  expression  of  an  opinion   regarding  the
consolidated  financial  statements  taken  as a whole.  Accordingly,  we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

     As discussed in Note 9 and 11, certain conditions indicate that the company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as a going concern.

     As discussed in Note 14 to the financial  statements,  the company's  March
31, 2000 professional fees was previously reported as $73,359 and should have been $210,609. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction. As discussed in Note 15, the company made certain changes to its beginning stockholder's deficit at January 1, 2000 and 1999 to account for prior period adjustments.



/s/  BAGELL,  JOSEPHS  &  CO.,  L.L.C.
-----------------------------------------------------
     BAGELL,  JOSEPHS  &  CO.,  L.L.C
     Certified  Public  Accountants

Gibbsboro,  New  Jersey

May  10,  2000,  except  for Note 14, as to which the date is August 10,2000 and
Note  15,  as  to  which  the  date  is  November  1,  2000.


                             Page  1

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                             ASSETS
                             ------
                                                    MARCH 31,
                                             ------------------------
                                                2000         1999
                                             ------------  -----------
CURRENT  ASSETS
----------------
   Cash  and  cash  equivalents              $    56,944   $   67,776
   Customer  loans  receivable,  net             277,477      704,109
   Loans  Receivable  -  Other                   423,000            -
   Prepaid  Expenses                              41,250            -
                                             ------------  -----------
          Total  Current  Assets                 798,671      771,885
                                             ------------  -----------
PROPERTY  AND  EQUIPMENT                         166,005      152,568
   Less  accumulated  depreciation               (74,654)     (48,467)
                                             ------------  -----------
          Total net property and equipment        91,351      104,101


OTHER  ASSETS
-------------

   Investment                                    135,000            -
   Unamortized  goodwill                         236,498      243,333
   Deferred  tax  asset                          505,560      505,560
   Security  deposits                             13,658        7,424
   Officer  loan  receivable                           -       35,426
   Loan  costs,  less  amortization              196,671            -

           Total  Other  Assets              ------------  -----------
                                               1,087,387      791,743
                                             ------------  -----------

TOTAL  ASSETS                                 $1,977,409   $1,667,729
-------------                                 ===========  ===========


          See  Accompanying  Notes  and  Accountants'  Report


                             Page  2

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                            MARCH  31,
                                                     ------------------------
                                                         2000         1999
                                                     -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses         $  430,429   $  152,377
   Current  portion  of  long-term  debt              1,390,928    1,204,526
                                                  --------------  -----------
      Total  current  liabilities                     1,821,357    1,356,903
                                                  --------------  -----------
LONG-TERM  LINE  OF  CREDIT                           1,068,000      150,000
NOTES  PAYABLE  -  OFFICERS'                            300,360            -
LONG-TERM  DEBT,  LESS  CURRENT  PORTION                547,287      700,000
                                                  --------------  -----------
      Total  long-term  liabilities                   1,915,647      850,000
                                                  --------------  -----------
TOTAL  LIABILITIES                                    3,737,004    2,206,903
                                                  --------------  -----------

COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
 Preferred  stock,  par  value  of  $.001;
   authorized  50,000,000  and  50,000,000  in
   March  31,  2000  and  1999;  issued  and
   outstanding  none                              $           -   $        -
 Common  stock,  par  value  of  $.001;
   authorized  200,000,000  and  100,000,000
   shares  of  common  stock  and  157,262,589
   and  74,429,610  shares  of  common  stock
   issued  and  outstanding                       $     157,262       74,429
 Additional  paid-in  capital                         2,175,430      671,505
   Deficit                                           (4,092,287)  (1,285,108)
                                                  --------------  -----------
      Total  stockholders'  deficit                  (1,759,595)    (539,174)
                                                  --------------  -----------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                           $   1,977,409   $1,667,729
                                                  ==============  ===========


           See  Accompanying  Notes  and  Accountants'  Report


                               Page  3

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
             FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                                                               MARCH  31,
                                                       -------------------------
                                                            2000         1999
                                                       ------------  -----------
OPERATING  REVENUE
------------------
   Revenue                                             $    62,681   $  110,931
                                                       ------------  -----------
OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing  and related               154,994       99,794
   Advertising                                               7,386        8,070
   Commissions                                              13,000       16,906
   Office  and  general                                     10,776       13,433
   Professional  fees                                      210,609       17,849
   Repairs  and  maintenance                                 1,243        2,914
   Rent                                                     38,482       44,314
   Repossession  costs                                       8,734       10,344
   Telephone  and  utilities                                27,696       33,043
   Travel                                                   32,400       26,623
   Other  operating                                         35,392       22,941
                                                       ------------  -----------
  Total  operating  expenses                               540,712      296,231
-----------------------------------------------------  ------------  -----------
OPERATING  (LOSS)                                         (478,031)    (185,300)
-----------------------------------------------------  ------------  -----------
OTHER  EXPENSES
-----------------------------------------------------
   Interest  expense                                      ( 70,950)    ( 77,032)
   Depreciation  and  Amortization expense                 (31,583)     ( 7,005)
   Bad  debt                                                     -            -
                                                       ------------  -----------
  TOTAL  OTHER  EXPENSES                                  (102,533)     (84,037)
-----------------------------------------------------  ------------  -----------
NET  LOSS
Before  Federal  Income Tax Benefit                      ( 580,564)    (269,337)
-----------------------------------------------------  ------------  -----------
PROVISION  FOR  INCOME  TAX  BENEFIT                             -            -
                                                       ------------  -----------
NET  LOSS  APPLICABLE  TO COMMON SHARES                $(  580,564)  $ (269,337)
                                                       ============  ===========
NET  LOSS  PER  BASIC AND DILUTED SHARES               $    (0.007)  $   (0.008)
                                                       ============  ===========
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             86,952,686   32,970,767
-----------------------------------------------------  ============  ===========


               See  Accompanying  Notes  and  Accountants'  Report

            PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
              CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
          FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                       COMMON  STOCK
                      $.001  PAR  VALUE    ADDITIONAL                   TOTAL
                   --------------------     PAID-IN                  STOCKHOLDERS'
                     SHARES     AMOUNT      CAPITAL      DEFICIT       DEFICIT
                   -----------  --------  -----------  ------------  ------------
1999
----
Balance
January  1,  1999   16,494,206  $ 16,494  $  571,440   $(1,015,771)  $  (427,837)

Issuance  of
Common  Stock-
Private  Placement  57,935,408    57,935     100,065         -           158,000

      Net  Loss         -            -           -        (269,337)     (269,337)
                   -----------  --------  -----------  ------------  ------------
Balance
March  31,
1999                74,429,610    74,429  $  671,505   $(1,285,108)  $  (539,174)
                   ===========  ========  ===========  ============  ============
2000
----

Balance
January  1,
2000                86,952,686  $ 86,952  $1,973,490   $(3,511,723)  $(1,451,281)

Issuance  of
Common  Stock
for  legal  and
consulting  services
at $.09 per share    1,525,000     1,525     135,725         -           137,250

Issuance  of
Common  Stock
in  lieu  of
officer's settlement
at book value       55,000,000    55,000     (55,000)        -               -


Issuance  of
Common  Stock
for MAS Acquisition
XIX,  Corp.          1,500,000     1,500     133,500         -           135,000

Issuance  of
Common  Stock
cancelled  for
non-payment
of  options         12,284,903    12,285     (12,285)        -              -

      Net  Loss          -          -           -        (580,564)      (580,564)
                   -----------  --------  -----------  ------------  ------------
Balance
March  31,
2000               157,262,589  $157,262  $2,175,430   $(4,092,287)  $(1,759,595)
                   ===========  ========  ===========  ============  ============


               See  Accompanying  Notes  and  Accountants'  Report


                                     Page  5

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
               FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999


                                                              MARCH  31,
                                                          2000         1999
                                                       -----------  -----------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------------------
   Net  Loss                                           $ (580,564)  $ (269,337)
                                                       -----------  -----------
   Adjustments  to  reconcile  net loss to net cash
   used  in  operating  activities:
----------------------------------------------------
        Depreciation  and  Amortization                    31,583        7,005
        Provision  for  doubtful accounts                       -       24,774
        Deferred  Income  Tax  Benefit                          -            -
      Stock  issued  for  consulting  services            137,250

CHANGES  IN  ASSETS  AND  LIABILITIES:
        (Increase)Decrease  in  customer  loans
             receivable  -  net                            (2,503)      14,994
        (Increase)  in  loans  other  and
             prepaid  expenses                              2,750            -
        (Increase)in  deposits and other                   (1,263)        (433)
        Increase  in  accounts
             payable  and  accrued expenses               111,665       72,594
                                                       -----------  -----------

  Total  adjustments                                      279,482      118,934
---------------------------------------------------    -----------  -----------

  Net cash provided by (used in) operating activities    (301,082)    (150,403)
---------------------------------------------------    -----------  -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
---------------------------------------------------
   Capital  expenditures                                   (9,174)      (7,729)
                                                       -----------  -----------

  Net  cash (used in) investing activities                 (9,174)      (7,729)
---------------------------------------------------    -----------  -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
---------------------------------------------------
   Proceeds from issuance of long-term debt and
          line  of  credit                                335,000      150,000
   Proceeds from issuance of common stock and
          paid  in  capital                                    -       158,000
   Principle  payments on long-term debt                  (10,825)     (39,750)
   Increase  (decrease) in officer's loans - net           33,299      (45,326)
                                                       -----------  -----------
  Net  cash  provided by  financing activities            357,474      222,924
---------------------------------------------------    -----------  -----------
NET  INCREASE  IN  CASH  AND  CASH
    EQUIVALENTS                                            47,218       64,792
---------------------------------------------------    -----------  -----------
CASH  AND  CASH EQUIVALENTS-BEGINNING OF PERIOD             9,726        2,984
---------------------------------------------------    -----------  -----------
CASH  AND  CASH EQUIVALENTS-END OF PERIOD                  56,944       67,776
---------------------------------------------------    ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    CASH  PAID  DURING  THE  YEAR  FOR:
            Interest  Expense                          $    3,700    $  26,000
                                                       ===========   ==========
SUPPLEMENTAL  SCHEDULE  OF  NONCASH
FINANCING  ACTIVITIES
   Issuance  of  Common  Stock  for
      Consulting  Services                             $  137,250    $       -
   Issuance  of  Common Stock for                      ===========   ==========
      Investment                                       $  135,000    $       -
                                                       ===========   ==========


               See  Accompanying  Notes  and  Accountants'  Report

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            MARCH  31,  2000  and  1999

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     The consolidated reviewed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc.(FTL) is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
           NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS (CONTINUED)
                            MARCH  31,  2000  and  1999


NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)
-------------------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. On February 9, 1998, the company incorporated Fast Paycheck Advance, Inc., a Florida corporation as a wholly owned subsidiary. Also, on December 29, 1997 the Company incorporated Summit Property, Inc., a Nevada corporation. This subsidiary has remained inactive, however.

     On March 3, 2000, the Company acquired 100% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS
     Acquisition XIX Corp. when it exchanged 1,500,000 shares of its common stock for 8,250,000 shares of MAS Acquisition XIX Corp. An investment of $135,000 was recorded.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

     Principles  of  Consolidation:
     ----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                            MARCH  31,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------
     Property  and  Equipment:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     Income  Taxes:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
---------------------------------------------------------------

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.

     Statements  of  Cash  Flows:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $7,386 and $8,070 in 2000 and 1999, respectively.

     Goodwill
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $1,612 and $1,612 in 2000 and 1999 respectively.


     Loan  Costs
     -----------

     Loan costs are being amortized over 36 months. Amortization expense charged to operations in March 31, 2000 and 1999 was $24,583 and $0 respectively.

     Reclassification
     ----------------

     Certain items in March, 1999 were reclassified to conform to the March, 2000 presentation.


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------

     Customer loans receivable, net consists of the following:

                                                               MARCH  31,
                                                              ------------
                                                            2000        1999
                                                         ----------  ----------
Customer  loans  receivable                              $ 705,384   $ 789,717
Less:  Allowance  for doubtful accounts                   (427,907)    (85,608)
                                                         ----------  ----------

     Customer  loans  receivable  -  Net                   277,477   $ 704,109
                                                         ==========  ==========


     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $427,907 in bad debt allowance to account for the write down of accrued interest and loans that are doubtful.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999


NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable a company for $423,000. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into equity during the calendar year 2000.


NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                               MARCH  31,
                                            2000        1999
                                         ----------  -----------

Furniture  and  Equipment                $ 131,088   $  117,651
Improvements                                34,917       34,917
                                         ----------  -----------
                                           166,005      152,568

Less:  Accumulated  depreciation           (75,654)    ( 48,467)
                                         ----------  -----------

Property  and  Equipment,  Net           $  91,351   $  104,101
                                         ==========  ===========


NOTE  6  -  LINE  OF  CREDIT
----------------------------

     In March 1999, the company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At March 31, 2000 and 1999, the company had $1,068,000 and $150,000 outstanding on the line, respectively. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  and  1999


NOTE  7  -  LONG-TERM  DEBT
---------------------------

        Long-term  debt  consists  of  the  following:
                                                              MARCH  31,
                                                          2000         1999
                                                      ------------  ------------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note 8).                   $   538,276   $   538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.                                  100,000       100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                        514,055       566,250

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                             238,597       450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May  17,  1999.                   -0-       150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-       100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.               547,287           -0-
                                                      ------------  ------------
                                                      $ 1,938,215   $ 1,904,526

Less:  Current  Portion                                (1,390,928)   (1,204,526)
                                                      ------------  ------------

Net  Long-Term  Debt                                  $   547,287   $   700,000
                                                      ============  ============

            The non-current portion of long-term debt matures as follows:

               March  31,
              -----------

                 2000       $1,390,928
                 2001            -0-
                 2002          547,287
                            ----------

                            $1,938,215
                            ==========

     The company is negotiating with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          MARCH  31,  2000  AND  1999


NOTE  8  -  STOCKHOLDERS' DEFICIT
---------------------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 50,000,000 and 50,000,000 shares, respectively, with par value of $.001 with rights and privileges set by the board of directors. As of March 31, 2000 and 1999 there were no shares outstanding.

     As of March  31,  2000 and  March  31,  1999  there  were  200,000,000  and
     100,000,000   shares  of  common  stock   authorized  and  157,262,589  and
     74,429,610  shares  of  common  stock  issued  and  outstanding.

     At March 31, 2000, the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less.

     Additionally there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                           $85,473
                                           =======

     Rent and related expenses under operating leases amounted to $38,482 and $44,314 for the years ended March 31, 2000 and 1999 respectively. The company is operating various locations on a month to month basis.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                   AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                               MARCH  31,  2000  AND  1999

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)
--------------------------------------------------------

     (B)  Litigation:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that moneys due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of moneys due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     February 28, 2000, the Company, Jeff Turino, and Bruce Hall entered into an Agreement and Release concerning claims arising from operation of those Officers' employment agreements with the Company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The Company released any claims arising from the Officers' performance of the agreements prior to January 1, 2000.

     The Officers as of March 31, 2000, had a note payable due them from the Company of $300,360. As of March 31, 1999 the officers owed $35,426 to the Company; this was subsequently repaid.

                        PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999

NOTE  11  -  GOING  CONCERN
---------------------------

     As shown in the accompanying financial statements, the company incurred net losses for the three months ended March 31, 2000 and 1999. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, due to an unfavorable legislative climate, the company plans to close down its title loan business and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and/or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                              MARCH  31,  2000  AND  1999


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------

      There  was  no  income  tax  benefit recognized at March 31, 2000 or 1999.

      The net deferred tax assets in the accompanying balance sheets include the following components:

                                       2000          1999
                                     --------      ---------
      Deferred  tax  assets          $505,560       $505,560
      Deferred  tax
        valuation  allowance             -0-            -0-
                                    ---------      ---------

             Net  deferred
             tax  assets             $505,560       $505,560
                                    =========      =========


NOTE  13  -  SUBSEQUENT  EVENTS
-------------------------------

     Due to certain local legislative climate, the company is making efforts in 2000 to discontinue operating in the title loan business. With the implementation of payday advance debit card programs and a three year contract with Mailboxes, Etc., the company is anticipating on expanding its payday advances on a national level.


NOTE  14  -  PROFESSIONAL  FEES
-------------------------------

     The company has restated their professional fees at March 31, 2000 to include $137,250 for legal and consulting services paid in Pinnacle stock to MRC Legal Services Corporation, in connection with the acquisition of MAS Acquisition XIX Corp. Both Pinnacle and MRC Legal Services Corporation agreed that the value of the 1,525,000 shares of stock issued to MRC Legal Services Corporation would be a discounted market value of 9 cents per share at that time.


NOTE  15  -  PRIOR  PERIOD  ADJUSTMENT  AND  RESTATEMENT
--------------------------------------------------------

     The company restated the January 1, 2000 and 1999 stockholder's deficit to account for certain equity, capital and expense items adjusted for in prior years. These adjustments were substantially made to revalue certain transactions recorded at book value which approximates zero. Additionally, amortization of loan costs was charged in March 31, 2000 of $24,583.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND SUBSIDIARIES

                              FINANCIAL STATEMENTS
                            FOR THE QUARTERLY PERIOD
                                  JUNE 30, 2000


                          INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED  FINANCIAL  STATEMENTS

     FINANCIAL  INFORMATION

     BALANCE  SHEETS  AS  OF  JUNE  30,  2000  AND  1999
     (UNAUDITED)

     STATEMENT  OF  OPERATIONS  FOR  THE  SIX  MONTHS
     ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)  AND
     THREE  MONTHS  ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)

     STATEMENTS  OF  CASH  FLOW  FOR  THE  SIX  MONTHS
     ENDED  JUNE  30,  2000  AND  1999  (UNAUDITED)

     NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS

               PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)



                                  ASSETS
                                  ------
                                                     JUNE  30,
                                             -------------------------
                                                2000         1999
                                             -----------  ------------
CURRENT  ASSETS
---------------
   Cash  and  cash  equivalents              $   54,450   $     3,060
   Customer  loans  receivable,  net            243,339       557,224
   Loans  Receivable  -  Other                  423,000        85,000
   Prepaid  Expenses                             37,500        30,881
                                             -----------  ------------
          Total  Current  Assets                758,289       676,165
                                             -----------  ------------
PROPERTY  AND  EQUIPMENT                        169,731       153,572
   Less  accumulated  depreciation              (83,650)      (55,467)
                                             -----------  ------------
          Total net property and equipment       86,081        98,105


OTHER  ASSETS
-------------

   Investment                                    135,000            -
   Unamortized  goodwill                         235,498      241,722
   Deferred  tax  asset                          505,560      505,560
   Security  deposits                              8,958        7,424
   Officer  loan  receivable                         -         49,564
   Loan  costs,  less  amortization              172,088      270,417
           Total  Other  Assets              -----------  ------------
                                               1,057,104    1,074,687
                                             -----------  ------------

TOTAL  ASSETS                                 $1,901,474   $1,848,957
-------------                                 ===========  ===========

          See  Accompanying  Notes  to  Consolidated  Financial  Statements

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS
                            (UNAUDITED)

              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                         JUNE 30,
                                                --------------------------
                                                    2000         1999
                                                ------------  ------------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and accrued expenses      $   446,341   $   122,218
   Current  portion  of  long-term  debt          1,545,928     1,162,401
                                                ------------  ------------
      Total  current  liabilities                 1,992,269     1,284,619
                                                ------------  ------------
LONG-TERM  LINE  OF  CREDIT                       1,068,000       518,000
NOTES  PAYABLE  -  OFFICERS'                        280,623             -
LONG-TERM  DEBT,  LESS  CURRENT  PORTION          1,013,636       450,000
                                                ------------  ------------
      Total  long-term  liabilities               2,362,259       968,000
                                                ------------  ------------
TOTAL  LIABILITIES                                4,354,528     2,252,619
                                                ------------  ------------

COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
 Preferred  stock,  par  value  of  $.001;
   authorized 50,000,000 and 50,000,000 in
   June  30,  2000  and  1999; issued and
   outstanding  none                            $        -    $         -
 Common  stock,  par  value  of  $.001;
   authorized  300,000,000 and 100,000,000
   shares  of  common  stock;  152,209,622
   and  84,449,000  shares of common stock
   issued  and  outstanding                     $   152,210        84,449
 Additional  paid-in  capital                     2,080,485     1,474,904
   Deficit                                       (4,685,749)   (1,963,015)
                                                ------------  ------------
      Total  stockholders'  deficit              (2,453,054)     (403,662)
                                                ------------  ------------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                         $ 1,901,474   $ 1,848,957
                                                ============  ============

           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                     PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                            CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                                          (UNAUDITED)



                                           SIX MONTHS ENDED              THREE MONTHS ENDED
                                                JUNE 30,                      JUNE 30,
                                     ----------------------------    ---------------------------
                                           2000         1999              2000         1999
                                      -------------  ------------    -------------  ------------
OPERATING  REVENUE
------------------
Revenue                               $     69,683   $   150,706     $      7,002   $    39,775
                                      -------------  ------------    -------------  ------------
OPERATING  EXPENSES
-------------------
   Salaries, employee leasing
     and related                           354,160       222,998          199,166       123,204
   Advertising                              17,621        18,808           10,235        10,738
   Commissions                              28,692       127,550           15,692       110,644
   Office  and  general                     30,531        26,743           19,755        13,310
   Professional  fees                      284,015        76,471           73,406        58,622
   Repairs  and  maintenance                 2,629         3,680            1,386           768
   Rent                                     72,258        69,371           33,776        25,055
   Repossession  costs                      13,567        14,240            4,933         3,896
   Telephone  and  utilities                55,617        52,334           27,921        19,291
   Travel                                   44,996        35,127           12,596         8,504
   Other  operating                         86,564        84,033           51,172        61,092
                                      -------------  ------------    -------------  ------------
  Total  operating  expenses               990,750       731,355          450,038       435,124
                                      -------------  ------------    -------------  ------------
OPERATING  (LOSS)                         (921,067)     (580,649)        (443,036)     (395,349)
--------------------------------      -------------  ------------    -------------  ------------
OTHER  EXPENSES
--------------------------------
   Interest  expense                      (174,948)     (172,290)        (103,998)      (95,258)
   Depreciation  and
      Amorizitation expense                (66,326)      (41,805)        ( 34,743)      (34,800)
   Bad  debt                               (11,685)     (152,500)        ( 11,685)     (152,500)
                                      -------------  ------------    -------------  ------------
  Total  other  expenses                 ( 252,959)     (366,596)        (150,426)     (282,558)
---------------------------------     -------------  ------------    -------------  ------------
NET  LOSS
Before Federal Income Tax Benefit       (1,174,026)     (947,244)        (593,462)     (677,907)
---------------------------------     -------------  ------------    -------------  ------------
PROVISION FOR INCOME TAX BENEFIT                 -            -                 -             -
                                      -------------  ------------    -------------  ------------
NET LOSS APPLICABLE TO COMMON SHARES  $ (1,174,026)  $  (947,244)        (593,462)     (677,907)
                                      =============  ============    =============  ============
NET LOSS PER BASIC AND DILUTED SHARES $      (.010)  $     (.016)    $      (.006)  $     (.015)
                                      =============  ============    =============  ============
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                     117,056,154    58,709,884      102,004,420    45,840,320
---------------------------------     =============  ============    =============  ============


               See  Accompanying  Notes  to  Consolidated  Financial  Statements

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
               FOR  THE  SIX  MONTHS  ENDED  JUNE  30,  2000  AND  1999
                                   (UNAUDITED)

                                                                JUNE  30,
                                                      -------------------------
                                                          2000         1999
                                                      ------------  -----------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------------------
   Net  Loss                                          $(1,174,026)  $ (947,244)
                                                      ------------  -----------
   Adjustments to reconcile net loss to net cash
   used  in  operating  activities:
----------------------------------------------------

        Depreciation  and  Amortization                    66,326       41,805
        Provision  for  doubtful accounts                  11,685      152,500
        Stock issued for consulting services              137,250          -0-

    Changes in assets and liabilities:
        (Increse)Decrease in customer loans
             receivable - net                              19,950       34,153
        (Increase) in loans other                         ( 1,000)     (85,000)
        (Increase)in  deposits and other prepaids          10,937      (26,309)
        Increase  in  accounts payable and
             accrued expenses                             127,577       42,435
                                                      ------------  -----------

  Total  adjustments                                      372,725      159,584
---------------------------------------------------   ------------  -----------

  Net cash provided by (used in) operating activities    (801,301)    (787,660)
---------------------------------------------------   ------------  -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
---------------------------------------------------
   Capital  expenditures                                  (12,900)      (8,733)
                                                      ------------  -----------

  Net  cash (used in) investing activities                (12,900)      (8,733)
---------------------------------------------------   ------------  -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
---------------------------------------------------
   Proceeds from issuance of long-term debt and
          line of credit                                  856,188      518,000
   Proceeds from issuance of common stock and
          paid in capital                                     -0-      669,808
   Principle payments on long-term debt                   (10,825)    (331,875)
   Increase (decrease)in officer's loans - net             13,562      (59,464)
                                                      ------------  -----------
  Net cash provided by financing activities               858,925      796,469
---------------------------------------------------   ------------  -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                  44,724           76
---------------------------------------------------   ------------  -----------
CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD               9,726        2,984
---------------------------------------------------   ------------  -----------
CASH AND CASH EQUIVALENTS-END OF PERIOD                    54,450        3,060
---------------------------------------------------   ============  ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW

CASH PAID DURING THE YEAR FOR:
     Interest  Expense                                $    46,828   $   96,058
                                                      ============  ===========
SUPPLEMENTAL SCHEDULE OF NONCASH
FINANCING ACTIVITIES
   Issuance of common stock - loan costs              $         -      295,000
                                                      ============  ===========
   Issuance of common stock - professional fees
     consulting services                              $   137,250
                                                      ============  ===========
   Issuance of common stock - investment              $   135,000
                                                      ============  ===========


               See  Accompanying  Notes  to  Consolidated  Financial  Statements

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            JUNE  30,  2000  and  1999

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION
------------------------------------------------------

     The consolidated interim financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc.(FTL) is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)
                            JUNE  30,  2000  and  1999
                                   (UNAUDITED)

NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)
-------------------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The  merger of (FTL) the  private  company  into the public  shell  company
                                                          -------------
     Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. On February 9, 1998, the company incorporated Fast Paycheck Advance, Inc., a Florida corporation as a wholly owned subsidiary. Also, on December 29, 1997, the Company
     incorporated  Summit   Property,  Inc.,  a  Nevada  corporation.  This
     subsidiary has remained inactive,  however.

     On March 3, 2000, the Company acquired 100% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS
     Acquisition XIX Corp. when it exchanged 1,500,000 shares of its common stock for 8,250,000 shares of MAS Acquisition XIX Corp. An investment of $135,000 was recorded.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

     Principles  of  Consolidation:
     -----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use  of  Estimates:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                            JUNE  30,  2000  AND  1999
                                   (UNAUDITED)

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------
     Property  and  Equipment:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     Revenue  Recognition:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     Income  Taxes:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     Nature  of  Business  and  Credit  Risk:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     Fair  Value  of  Financial  Instruments:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
-----------------------------------------------------------------------

     Earnings  (Loss)  Per  Share  of  Common  Stock:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.

     Statements  of  Cash  Flows:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     Advertising  and  Promotional  Costs
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $17,621 and $18,808 in 2000 and 1999, respectively.

     Goodwill
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $3,224 and $3,224 in 2000 and 1999 respectively.


     Loan  Costs
     -----------

     Loan costs are being amortized over 36 months. Amortization expense charged to operations in June 30, 2000 and 1999 was $49,166 and $24,583 respectively.

     Reclassification
     ----------------

     Certain items in June, 1999 were reclassified to conform to the June, 2000 presentation.


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
-----------------------------------------------

     Customer  loans  receivable,  net  consists  of  the  following:

                                                                JUNE  30,
                                                              ------------
                                                            2000        1999
                                                         ----------  ----------
Customer  loans  receivable                              $ 253,669   $ 768,055
Less:  Allowance  for doubtful accounts                    (10,330)   (210,831)
                                                         ----------  ----------

     Customer  loans  receivable  -  Net                   243,339   $ 557,224
                                                         ==========  ==========

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999
                                  (UNAUDITED)


NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET  (CONTINUED)
------------------------------------------------------------

     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $10,330 and $210,831 in bad debt allowance to account for the write down of accrued interest and loans that are doubtful in 2000 and 1999 respectively. The inactive loan portfolio has been outsourced to two collection agencies to expedite the collection process.


NOTE  4  -  LOANS  RECEIVABLE  -  OTHER
---------------------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable a company for $423,000 and $85,000 in 2000 and 1999. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into stock during the calendar year 2000. The anticipated stock terms are one share of stock for each dollar loaned to the start up company.


NOTE  5  -  PROPERTY  AND  EQUIPMENT,  NET
------------------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                                JUNE  30,
                                            2000        1999
                                         ----------  -----------

Furniture  and  Equipment                $ 134,814   $  118,655
Improvements                                34,917       34,917
                                         ----------  -----------
                                           169,731      153,572

Less:  Accumulated  depreciation           (83,650)    ( 55,467)
                                         ----------  -----------

Property  and  Equipment,  Net           $  86,081   $   98,105
                                         ==========  ===========


NOTE  6  -  LINE  OF  CREDIT
----------------------------

     In March 1999, the company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At June 30, 2000 and 1999, the company had $1,068,000 and $518,000 outstanding on the line, respectively. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  and  1999


NOTE  7  -  LONG-TERM  DEBT
---------------------------

        Long-term  debt  consists  of  the  following:
                                                                  JUNE  30,
                                                         --------------------------
                                                             2000         1999
                                                         -------------  ------------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note 9).                      $    538,276   $   538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.                                      100,000       100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                            514,055       524,125

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                                 393,597       450,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.                 1,013,636           -0-
                                                         -------------  ------------
                                                         $  2,559,564   $ 1,612,401

Less:  Current  Portion                                    (1,545,928)   (1,162,401)
                                                         -------------  ------------
Net  Long-Term  Debt                                     $ 1 ,013,636   $   450,000
                                                         =============  ============

            The non-current portion of long-term debt matures as follows:

               JUNE  30,
              -----------

                 2000       $1,545,928
                 2001            -0-
                 2002        1,013,636
                            ----------

                            $2,559,564
                            ==========

     The company is negotiating with certain investors to convert long-term debt
     to   common  stock  at  various  negotiated  prices  predicated  on  market value.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          JUNE  30,  2000  AND  1999
                                (UNAUDITED)


NOTE  8  -  STOCKHOLDERS'  DEFICIT
----------------------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 50,000,000 and 50,000,000 shares, respectively, with par value of $.001 with rights and privileges set by the board of directors. As of June 30, 2000 and 1999 there were no shares outstanding.

     As  of  June  30,  2000  and  June 30,  1999  there  were  300,000,000  and
     100,000,000   shares  of  common  stock   authorized  and  152,209,622  and
     84,449,000  shares  of  common  stock  issued  and  outstanding.

     Additionally, there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
-------------------------------------------

     (A)  Leases:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:
                           JUNE  30,
                           ---------
                              2000         $60,372
                              2001          25,101
                                           -------
                                           $85,473
                                           =======

     Rent and related expenses under operating leases amounted to $72,258 and $69,371 for the years ended June 30, 2000 and 1999 respectively. The company is operating various locations on a month to month basis.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JUNE 30, 2000 AND 1999


NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)
--------------------------------------------------------

     (B)  Litigation:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that moneys due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of moneys due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


NOTE  10  -  RELATED  PARTY  TRANSACTIONS
-----------------------------------------

     The officers as of June 30, 2000, had a note payable due them from the Company of $280,623. As of June 30, 1999 the officers owed $49,565 to the Company; this was subsequently repaid.

                        PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             JUNE  30,  2000  AND  1999
                                    (UNAUDITED)

NOTE  11  -  GOING  CONCERN
---------------------------

     As shown in the accompanying financial statements, the company incurred net losses for the six months ended June 30, 2000 and 1999. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Additionally, due to an unfavorable legislative climate, the company plans to close down its title loan business and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and/or raise capital to support those operations.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                              JUNE  30,  2000  AND  1999
                                   (UNAUDITED)


NOTE  12  -  INCOME  TAX  BENEFIT
---------------------------------
      There  was  no  income  tax  benefit  recognized at June 30, 2000 or 1999.

      The net deferred tax assets in the accompanying balance sheets include the following components:

                                       2000          1999
                                     --------      ---------
      Deferred  tax  assets          $505,560       $505,560
      Deferred  tax
        valuation  allowance            -0-            -0-
                                    ---------      ---------

             Net  deferred
             tax  assets             $505,560       $505,560
                                    =========      =========

     The company conservatively will not accrue any further income tax Benefit pending the monitoring of the profitability of its future operations.


NOTE  13  -  SUBSEQUENT  EVENT
------------------------------

     In August 2000, the company cancelled 35,322,578 options shares outstanding with a consulting company. Hence, the outstanding shares of common stock have been reduced at June 30, 2000 to 152,209,622.

NOTE  14  -  RESTATEMENT  OF  EQUITY,  CAPITAL  AND  EXPENSES
-------------------------------------------------------------

     The company's management has restated certain equity, capital and expense transactions in December 31, 1999 and 1998. The aggregate of management's adjustments reduced stockholders' deficit by $221,254 and $0 in 1999 and 1998 respectively.

     Additionally, the company, for the period ended June 30, 2000 and 1999, recorded additional amortization of loan costs of $49,166 and $24,583 respectively.

EXHIBITS


Number          Exhibits


 3.1      Articles  of  Incorporation
 3.1.1    Amendments to Articles  of  Incorporation
 3.1.2    Amendments to Articles  of  Incorporation
 3.1.3    Amendments to Articles  of  Incorporation
 3.1.4    Articles  of  Amendment
 3.1.5    Certificate of Amendment
 3.2      By-laws
10.1      Mail  Boxes  Etc.  USA,  Inc.  Contract
10.2      Comdata  Referral  Agreement
10.3      Comdata  Payment  Services  Express  Cash  Statement  of  Services
10.4      Comdata  Payment  Services  Funds  Distribution  Agreement
10.5      CashLynk  Master  Client  Agreement
10.6      Processing Agreement with Unistar Insurance & Financial Services
10.7      Amendment  to  Agreement  with  Gordon  &  Associates
10.8      Addendum  to  Consulting  Services  Agreement with Gordon & Associates
10.9      Mastercard  Agreement
10.10     M.H.  Meyerson  &  Co.,  Inc.
10.11     Hall  Employment  Agreement
10.12     Turino  Employment  Agreement
10.13     Agreement  and  Release
21        Subsidiaries  of  the  Registrant



SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Pinnacle  Business  Management  Inc.


November  13,  2000
Date



/s/  Jeffrey G. Turino
------------------------------------------
Jeffrey G. Turino, Chief Executive Officer and Director



/s/  Michael  B.  Hall
------------------------------------------
Michael B. Hall, President and Director